Form 10-K, Exhibit 13
period 1996-02-03
FREDS INC
filed 1996-05-03
CIK 724571

1995 ANNUAL REPORT













Company Profile

Fred's, Inc., founded in 1947, operates 201 discount general merchandise stores in 10 Southeastern states. The Company also markets goods and services to 34 franchised stores. Fred's stores stock more than 12,000 frequently purchased items that address the everyday needs of its customers, including nationally recognized brand name products, proprietary "Fred's" label products, and lower-priced, off-brand products. The Company is headquartered in Memphis, Tennessee.


FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts)

                           53 Weeks     52 Weeks
                            Ended        Ended
                          February 3,  January 28,
                             1996         1995      Change
- ------------------------------------------------------------
Operating Data
Net sales                  $410,086     $380,702      7.7%
Operating income              4,771       13,563    (64.8%)
Net income                    2,733        8,373    (67.4%)
Net income per share            .29          .90    (67.8%)
Weighted average shares
  outstanding                 9,322        9,307       .2%

Balance Sheet Data
Working capital            $ 59,349     $ 62,053     (4.4%)
Total assets                158,023      151,585      4.2%
Long-term debt (including
  capital leases)             1,779        3,740    (52.4%)
Shareholders' equity        115,570      114,457      1.0%
Long-term debt to
  capitalization                1.5%         3.2%





TO OUR SHAREHOLDERS


     During 1995, Fred's faced tough conditions as consumers generally remained reluctant to increase discretionary spending. This difficult environment, which seemed to cut across all segments of our industry, led to sluggish sales results for the year. In addition, our transition to a new competitive pricing strategy during 1995 had an impact on both sales and earnings. We remain convinced that this move will enhance our competitive position in the coming years and support our long-term growth strategies that are intended to ensure Fred's successful future.

Financial Results

     Net sales for the year ended February 3, 1996, rose 8% to $410,086,000 compared with $380,702,000 for the year ended
January 28, 1995. Net income for 1995 totaled $2,733,000 or $.29 per share compared with $8,373,000 or $.90 per share in 1994.

     It should be noted that because Fred's fiscal year falls on the Saturday closest to January 31, fiscal 1995 was a 53-week reporting period. As a result, the sales results for 1995 are not directly comparable with those of the prior 52-week fiscal year ended January 28, 1995. However, by adding the week ended February 4, 1995, to the prior-year results, and thereby obtaining a similar 53-week period, a meaningful comparison can be made. On this basis, total sales for 1995 increased 5% from $388.9 million in the 53-week period ended February 4, 1995, while comparable store sales rose 1.3% on the continued strength of our pharmacy department.

     As part of the new competitive pricing program we introduced in December 1994, we reduced prices on hundreds of items throughout our stores. Primarily because of this change, gross margins fell one and one-half percentage points, or the equivalent of about $6.3 million at the 27.0% gross margin rate we achieved in 1994. Ordinarily, the margin impact of lower selling prices would have been offset by increased unit sales volume, however this did not occur because of slow apparel sales throughout much of the year and a weak Christmas selling season, both of which affected most retailers in 1995.

     Fred's selling, general and administrative expenses increased as a percentage of sales during 1995 which, when combined with the lower gross margin, caused our operating margin to decline to 1.2% from 3.6% in the preceding year. To some extent the higher expense percentage was due to normal inflation in expenses which outpaced the lower-than-expected comparable store sales increase for the year. The increase in expenses also reflected costs associated with our October 1995 acquisition of the inventory, fixtures and equipment, and leases for 18 Super D stores. During the balance of 1995, we implemented a number of changes in these stores' physical structure, layout and systems to conform them to the Fred's format and consolidate their operations with our other stores. Additionally, our higher expense levels in 1995 included costs associated with a number of operational improvements we implemented during the year. These included changes to our distribution center operations to implement a more competitive wage program and convert from a four-day to a five-day work week. Also, we incurred additional expenses in 1995 as we converted to a new management system for our pharmacy department that provides the centralized controls necessary to maximize the performance of our growing operations. The implementation of this new system, used by some of the largest pharmacy chains in the country, was completed in early 1996. Lastly, expenses relative to sales increased because the proportion of retail sales, which carry a higher expense percentage than wholesale sales, increased in 1995.

     As to our financial position, we were able to identify the sluggish sales trends early enough to control our inventory levels throughout the year and maintain a strong balance sheet. Total inventories increased less than 4% over year-earlier levels despite a 7% increase in retail selling space during the year, and shareholders' equity rose to $115.6 million versus $114.5 million in 1994. Again in 1995, we ended the year with virtually no long-term debt, which provides us with the financial strength necessary to pursue new opportunities for growth.

     During 1995, Fred's paid regular cash dividends to shareholders totaling $.20 per share. This was the third consecutive year in which cash dividends have been paid.

New Pricing Strategy

     Our decision to implement a new pricing strategy for 1995 was the initial phase of a plan to improve the long-term performance of the Company. Historically, Fred's has relied heavily on sales events timed throughout the year to boost sales, particularly around holidays and other seasonal shopping occasions. While this kind of pricing strategy produces temporary gains, unfortunately it also trains consumers to delay all but the most necessary of purchases until those sales events occur, reinforcing the idea that real bargains are not possible at other times. Operationally, this type of program also entails additional costs associated with preparing our stores for the sales events, as well as the significant advertising expenditures related to each sale.

     Clearly, the use of sales events will always be a part of our business, and when we can source merchandise at particularly attractive costs, we will use those opportunities to our advantage. Aside from a more limited use of sales events, though, we recognize the long-term importance of building a strong image among our customers as a price leader. By changing our strategy to embrace competitive prices on hundreds of products that people need and purchase every day, our customers know that they need not wait for a sale to get our lowest price or our best value. As we continue to reinforce that image, we believe customers will shop our stores more regularly, sales patterns will become more predictable and, over time, we will build volume beyond what we could have achieved under our old pricing approach.

Super Dollar Concept

     In July, we began the next phase of our re-imaging program with the introduction of the Fred's Super Dollar Store concept. This new concept better aligns Fred's with the strong price-to-value image of the dollar store customer. The "Super" aspect of the concept is supported by the fact that, along with everyday dollar store pricing, our stores are twice as large as a typical dollar store and we have twice as many items in our stores.

Opportunities for Growth

     Throughout 1995, we looked for opportunities to strengthen our network of retail stores throughout the Southeast, including ways to enhance our existing presence and expand on that store base. We are pleased to note that we have made progress on several fronts in developing new opportunities for both internal and external growth.

     Perhaps the single most significant proposal in this regard occurred in March 1996 when we signed a letter of intent to merge with Rose's Stores, Inc., an 80-year old chain with 105 stores based in Henderson, North Carolina. Under the terms of the letter of intent, Rose's shareholders will receive approximately three-tenths of a share of Fred's Class A common stock for each share of Rose's stock. The merger with Rose's is subject to the execution of a definitive merger agreement, approval by the shareholders of Fred's and Rose's, and certain other conditions.

     This proposed merger, along with our acquisition of the former Super D stores in October, presents exciting possibilities for us to increase our penetration of our existing 10-state market region and to expand into new areas. With these additions, we gain entry to Delaware, Maryland, North Carolina, South Carolina, Virginia, and West Virginia, and we strengthen our presence in Georgia, Kentucky, Mississippi, and Tennessee. Equally important, however, with these new stores we further leverage our existing support capabilities and expect to realize additional benefits through the enhanced purchasing power of a $1 billion chain.

     In addition, because of the continuing success of our pharmacy department and the strong correlation between the presence of a pharmacy department in our stores and their overall success, we continued an aggressive expansion program in this area during 1995. During the year, we acquired 19 pharmacies, five of which were converted into Fred's Xpress units, a new concept involving a small, free-standing location focused primarily on pharmaceuticals and other health care needs. In the coming year, we intend to continue testing in this area and, depending on acquisition opportunities, we expect to expand the Fred's Xpress program to other markets.

Conclusion

     Although we are disappointed by the temporary setbacks encountered during 1995, we remain convinced that Fred's is moving in the right direction with its new pricing strategy and its efforts to build its competitive position in the dollar store segment. We are convinced that the investments we have made in new technologies and in the promising areas of our business will lead to improved performance in the future.

     As we look ahead to the coming year, we are dedicated to enhancing shareholder value. Additionally, as demonstrated by our proposed merger with Rose's and our 1995 acquisition of the Super D stores, we also intend to be alert for other opportunities to expand our chain.



/s/ Michael J. Hayes
- -------------------------------------
Michael J. Hayes
Chief Executive Officer and President



SELECTED FINANCIAL DATA
(dollars in thousands, except per share amounts)


                              1995(1)    1994      1993      1992      1991
                            -------------------------------------------------
Statement of Operations Data:
Net sales                    $410,086  $380,702  $347,903  $316,494  $291,634
Operating income                4,771    13,563    15,244    14,290    11,230
Income before taxes and
  cumulative effect of
  changes in accounting
  methods                       4,337    13,103    14,937    13,101     3,886
Provision for income taxes      1,604     4,730     5,195     4,909        47
Income before cumulative
  effect of changes in
  accounting methods            2,733     8,373     9,742     8,192     3,839
Net income                   $  2,733  $  8,373  $  9,742  $ 25,127  $  3,839

Net income per share:
Before cumulative effect
  of changes in
  accounting methods         $    .29  $    .90  $   1.05   $   .92  $    .61
Net income                   $    .29  $    .90  $   1.05   $  2.83  $    .61

Selected Operating Data:
Operating income as a
  percentage of sales             1.2%      3.6%      4.4%      4.5%      3.9%
Increase in comparable
  stores sales(2)                 1.3%      3.6%      3.6%      5.6%      3.3%
Stores open at end of
  period                          201       184       170       156       144

Balance Sheet Data (at period end):
Total assets                 $158,023  $151,585  $139,064  $127,009  $104,382
Short-term debt
  (including capital
  leases)                       1,961     2,037       436       410     1,664
Long-term debt
  (including capital
  leases)                       1,779     3,740     1,496     1,918    48,799
Shareholders' equity          115,570   114,457   107,803    99,381    28,433

(1)  Results of 1995 include 53 weeks.
(2) A store is first included in the comparable store sales calculation after the end of the twelth month following the store's grand opening month.



MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

     The following table provides a comparison of Fred's financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of net sales, and the year-over-year percentage changes for the past two years are shown.

                                                  Change from
                                                  Prior Year
                                                ---------------
                                                 1995     1994
                                                Versus   Versus
                      1995     1994     1993     1994     1993
- ---------------------------------------------------------------
Net sales            100.0%   100.0%   100.0%     7.7%     9.4%
Cost of goods sold    74.5     73.0     73.6     10.0      8.6
                     -----    -----    -----    -----    -----
Gross profit          25.5     27.0     26.4      1.7     11.7
Selling, general
  and administrative
  expenses            24.3     23.4     22.0     11.8     16.2
Operating income       1.2      3.6      4.4    (64.8)   (11.0)
Interest expense, net   .1       .1       .1     20.6     66.7
                     -----    -----    -----    -----    -----
Income before taxes    1.1      3.5      4.3    (66.9)   (12.3)
Income taxes            .4      1.3      1.5    (66.1)    (9.0)
                     -----    -----    -----    -----    -----
Net income              .7%     2.2%     2.8%   (67.4)%  (14.1)%
                     =====    =====    =====    =====    =====

     Net sales increased 7.7% ($29 million) in 1995. Approximately $18 million of the increase was attributable to the net addition of 17 stores and the acquisition of 19 pharmacies in 1995, together with the sales of 14 stores and 11 pharmacies that were opened in 1994 and not included in the comparable store sales calculation until various points in 1995. In addition, 1995 included 53 weeks versus 52 in 1994, resulting in a $7 million increase in sales, and comparable store sales increased 1.3% ($4 million). Comparable store sales increases were comprised of the following components:

     *    Sales in comparable pharmacies increased 12.5%.

     * Comparable store sales in non-pharmaceutical departments experienced a decrease of 1.4% due to lower retail prices resulting from the Company's implementation of an everyday competitive pricing strategy. Also, apparel sales were lower in 1995 as a result of sluggish overall consumer spending in this area beginning in June.


     Net sales increased 9.4% ($33 million) in 1994. Approximately $22 million of the increase was attributable to the net addition of 14 stores and the acquisition of 11 pharmacies in 1994, together with the sales of 14 stores and 15 pharmacies that were opened in 1993 and not included in the comparable store sales calculation until various points in 1994. In addition, comparable store sales increased 3.6% ($11 million) due to the following:

     *    Sales in comparable pharmacies increased 8.0%.

     * Eight stores were upgraded either through expansion or relocation to larger store sites in existing markets during 1994, allowing Fred's to expand the merchandise mix in those stores.

     * Lawn and garden sales increased due to an enhanced mix and the addition of ten garden centers.

     * Ladies' apparel had higher sales due to an improved selection.

     * The aforementioned sales increases were partially offset by lower sales of tobacco products due to price deflation and increased competition.

     Fred's gross margin decreased in 1995 due primarily to the implementation of its competitive pricing strategy, combined with a reduction in apparel sales (which carry a higher margin than the Company's average), and higher than normal markdowns associated both with selling apparel and changes made to the merchandise mix.

     Fred's gross margin increased during 1994 primarily because retail sales, which result in higher gross margin compared with Fred's wholesale sales, increased as a percentage of total sales. In addition, apparel sales increased as a percentage of total sales because all new stores included a full line of apparel.

     Selling, general and administrative expenses, relative to sales, increased in 1995 due to the following:

     * Normal inflation in expenses outpaced the weak comparable store sales increases.

     * A more competitive wage program for the Company's distribution center operations was implemented.

     * Retail sales, which carry higher expense percentages than wholesale sales, increased as a percentage of total sales during 1995.

     * Higher expenses were incurred as the result of converting to a new pharmacy management system that provides the centralized controls necessary to maximize the performance of a large chain of pharmacies.

     * There were nonrecurring costs associated with the third quarter acquisition of eighteen stores and the related steps taken to conform these stores to the Fred's concept.

     * Insurance costs associated with the Company's self-insured employee medical plan were higher due to more large-dollar claims (i.e. individual claims in excess of $20,000).

     * Depreciation expense increased due to capital expenditures related to enhanced point-of-sale cash register systems and the addition of new stores and pharmacies.


     Selling, general and administrative expenses, relative to sales, increased in 1994 due to the following:

     * Fred's incurred higher store payroll and supplies expense in connection with the implementation of a plan-o-gramming system in its high turnover merchandise departments. This system is designed to improve merchandise presentation and in-stock inventory positions.

     *    The Company's plan for general merchandise
(non-pharmacy) sales proved to be too aggressive, and when sales did not increase at the rate expected, the stores were over-committed to variable labor.

     * Retail sales, which carry higher expense percentages than wholesale sales, increased as a percentage of total sales during 1994.

     * Insurance costs associated with the Company's self-insured employee medical plan were higher due to an increase in the number of claims.

     Income tax expense decreased in 1995 due to a reduction in pretax income. In 1994, income tax expense decreased because of lower pretax income, partially offset by a benefit of $.2 million in 1993 from recognizing the effect of the Omnibus Budget
Reconciliation Act of 1993 on the deferred tax accounts.

Liquidity and Capital Resources

     Fred's has a $12 million revolving credit commitment with a bank that has been used during each of the last three years to build inventory levels for the Christmas selling season. These borrowings were repaid prior to each year end.

     Cash provided by operations in 1995, 1994 and 1993 totaled $13.1 million, $4.6 million and $11.1 million, respectively. During those years, cash from operations was used primarily for capital expenditures associated with new and upgraded stores and pharmacies, the enhancement of store point-of-sale cash register systems, and capital maintenance; the 1995 acquisition of the inventory and fixed assets of an eighteen-store chain; repayment of debt; and the payment of cash dividends. In 1994, the Company borrowed $4.5 million to finance the purchase of a portion of the new point-of-sale systems and a new mainframe computer at the corporate information systems center. Such borrowings are being repaid over a 42-month term. The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

Tax Loss Carryforwards

     At February 3, 1996, the Company had certain net operating loss carryforwards which were acquired in reorganizations and certain purchase transactions and are available to reduce income taxes, subject to usage limitations. These carryforwards total approximately $7.1 million for Federal income tax purposes and expire during the period 1996 through 1999 and $40.9 million for state income tax purposes of which $14.8 million expire during the period 2000 through 2008. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized. On the basis of tax returns filed, the Company has various tax credit carryforwards totaling approximately $.8 million, which are also subject to usage limitations and expire during the period 1997 through 2000.

Seasonality

     Fred's business is subject to seasonal influences, but the Company has tended to experience less seasonal fluctuation than many other retailers due to the Company's mix of everyday basic merchandise. The fourth quarter is typically the most profitable quarter because it includes the Christmas selling season. The overall strength of the fourth quarter is mitigated, however, by the inclusion of the month of January, which is generally the least profitable month of the year.

Inflation

     The impact of inflation on labor and occupancy costs can significantly affect Fred's operations. Many of Fred's employees are paid hourly rates related to the Federal minimum wage and, accordingly, any increase affects Fred's. In addition, payroll taxes, employee benefits and other employee-related costs continue to increase. Occupancy costs, including rent, maintenance, taxes, and insurance, also continue to rise. Fred's believes that maintaining adequate operating margins through a combination of price adjustments and cost controls, careful evaluation of occupancy needs, and efficient purchasing practices is the most effective tool for coping with increasing costs and expenses.

Subsequent Event

     On March 1, 1996, the Company signed a letter of intent to acquire all of the outstanding stock of Rose's Stores, Inc. ("Rose's"), which operates 105 stores in the southeastern United States. Pursuant to the proposed merger agreement, the Company will exchange approximately three-tenths of a share of its Class A Common Stock (approximately 2.4 million shares) for each outstanding common share of Rose's. The merger is subject to the execution of a definitive merger agreement, approval by the shareholders of Fred's and Rose's, and certain other conditions. At January 27, 1996, Rose's reported approximately $171 million in total assets and $679 million in total sales for the year then ended.

Impact of Proposed Accounting Standards

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which is effective for fiscal years beginning after December 15, 1995. This statement addresses situations where information indicates that a company might be unable to recover, through future operations or sales, the carrying amount of long-lived assets.
If an impairment is determined to exist, the company must compute the amount of impairment using discounted cash flow analysis.
The adoption of SFAS No. 121 is not expected to have a material impact on Fred's.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which is effective for fiscal years beginning after December 15, 1995. This statement defines a fair-value based method of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all their employee stock compensation plans. However, it also allows an entity to continue to measure compensation for those plans using the intrinsic value based method currently prescribed by Accounting Principles Board Opinion No. 25 provided certain pro forma disclosures are made that disclose what the impact on net earnings would have been had the company adopted the accounting provisions of SFAS No. 123. Fred's plans to continue the current accounting and make the disclosures required by SFAS No. 123. Therefore, there will be no impact on Fred's from adopting this standard.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

                                   For the Year Ended
                          -------------------------------------
                          February 3,  January 28,  January 29,
                            1996(1)       1995         1994
- ---------------------------------------------------------------
Net sales                  $410,086     $380,702     $347,903
Cost of goods sold          305,668      277,991      255,934
                            -------      -------      -------
Gross profit                104,418      102,711       91,969

Selling, general and
  administrative expenses    99,647       89,148       76,725
                            -------      -------      -------
     Operating income         4,771       13,563       15,244

Interest expense, net           434          360          216
Other expenses                               100           91
                            -------      -------      -------
     Income before taxes      4,337       13,103       14,937

Income taxes                  1,604        4,730        5,195
                            -------      -------      -------
     Net income            $  2,733     $  8,373     $  9,742
                            =======      =======      =======
Net income per share       $    .29     $    .90     $   1.05
                            =======      =======      =======

Weighted average number
  of common shares and
  common equivalent
  shares outstanding          9,322        9,307        9,307
                            =======      =======      =======

(1) Results for the year ended February 3, 1996 include 53 weeks.

See accompanying notes to consolidated financial statements.



CONSOLIDATED BALANCE SHEETS
(in thousands, except for number of shares)

                                        February 3,  January 28,
                                           1996         1995
- -----------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents              $  5,496     $  5,944
  Receivables, less allowance for
    doubtful accounts of $857
    ($457 at January 28, 1995)              5,115        4,033
  Inventories                              85,211       82,163
  Deferred income taxes                     2,125        1,590
  Other current assets                        956          756
                                          -------      -------
      Total current assets                 98,903       94,486

Property and equipment, at
  depreciated cost                         51,681       49,550
Equipment under capital leases,
  less accumulated amortization of
     $683 ($931 at January 28, 1995)          560          951
Deferred income taxes                       4,986        5,170
Other noncurrent assets                     1,893        1,428
                                          -------      -------
                                         $158,023     $151,585
                                          =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                       $ 29,793     $ 24,324
  Current portion of indebtedness           1,660        1,629
  Current portion of capital lease
    obligations                               301          408
  Accrued liabilities                       6,987        5,030
  Income taxes payable                        813        1,042
                                          -------      -------
      Total current liabilities            39,554       32,433

Indebtedness                                1,278        2,938
Capital lease obligations                     501          802
Other noncurrent liabilities                1,120          955
                                          -------      -------
      Total liabilities                    42,453       37,128
                                          -------      -------

Commitments and contingencies (Notes 8 and 12)

Shareholders' equity:
  Common stock, Class A voting, no
    par value, 9,335,239 shares issued
    and outstanding (9,307,373 shares
    at January 28, 1995)                   63,458       63,185
  Retained earnings                        52,424       51,555
  Deferred compensation on restricted
    stock incentive plan                     (169)
  Loan to ESOP                               (143)        (283)
                                          -------      -------
      Total shareholders' equity          115,570      114,457
                                          -------      -------
                                         $158,023     $151,585
                                          =======      =======

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY
(in thousands, except for number of shares)

                                Common Stock       Retained     Deferred    Loan to
                               Shares    Amount    Earnings   Compensation   ESOP     Total
- ----------------------------------------------------------------------------------------------
Balance, January 30, 1993     9,306,490  $63,160    $36,790     $           $ (569)  $ 99,381

Cash dividends paid
  ($.16 per share)                                   (1,489)                           (1,489)
Exercise of stock options         1,767       26                                           26
Repurchase of shares               (830)
Contribution to ESOP
  to reduce loan balance                                                       143        143
Net income                                            9,742                             9,742
                              ---------   ------     ------      ------      ------    -------
  Balance, January 29, 1994   9,307,427   63,186     45,043                   (426)   107,803

Cash dividends paid
  ($.20 per share)                                   (1,861)                           (1,861)
Repurchase of shares                (54)      (1)                                         (1)
Contribution to ESOP
  to reduce loan balance                                                       143        143
Net income                                            8,373                             8,373
                              ---------   ------     ------      ------      ------    -------
  Balance, January 28, 1995   9,307,373   63,185     51,555                   (283)   114,457

Cash dividends paid
  ($.20 per share)                                   (1,864)                           (1,864)
Repurchase of shares               (134)
Issuance of restricted stock     28,000      273                   (273)
Amortization and vesting
  of deferred compensation
  on restricted stock
  incentive plan                                                    104                   104
Contribution to ESOP
  to reduce loan balance                                                       140        140
Net income                                            2,733                             2,733
                              ---------   ------     ------      ------      ------    -------
  Balance, February 3, 1996   9,335,239  $63,458    $52,424     $  (169)    $ (143)  $115,570
                              =========   ======     ======       ======      =====   =======

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                   For the Year Ended
                                          -------------------------------------
                                          February 3,  January 28,  January 29,
                                             1996         1995         1994
- -------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                $ 2,733     $  8,373      $ 9,742
  Adjustments to reconcile net income
   to net cash flows from operating
   activities:
     Depreciation and amortization            5,493        4,571        3,545
     Provision for uncollectible
       receivables                              595          153          370
     Contribution to ESOP to reduce
       ESOP loan balance                        140          143          143
     Deferred income taxes                     (351)       2,414        3,915
     Amortization of deferred
       compensation on restricted
       stock incentive plan                     104
     (Increase) decrease in assets:
       Receivables                           (1,591)         (35)       (266)
       Inventories                             (427)     (13,069)     (9,396)
       Other current assets                    (200)         288        (352)
       Other noncurrent assets                 (764)        (291)       (596)
     Increase (decrease) in liabilities:
       Accounts payable                       5,469        1,179       4,889
       Accrued liabilities                    1,957          233      (1,508)
       Income taxes payable                    (229)         462         516
       Other noncurrent liabilities             165          148         132
                                             ------      -------      ------
         Net cash provided by operating
           activities                        13,094        4,569      11,134
                                             ------      -------      ------
Cash flows from investing activities:
  Additions to property, equipment and
    equipment under capital leases           (6,694)      (8,678)     (7,833)
  Acquisition of businesses, net of cash     (2,947)
                                             ------      -------      ------
         Net cash used in investing
           activities                        (9,641)      (8,678)     (7,833)
                                             ------      -------      ------
Cash flows from financing activities:
  Proceeds from borrowings and increase
    in capital lease obligations                           4,500
  Reduction of indebtedness and capital
    lease obligations                        (2,037)        (655)       (396)
  Proceeds from exercise of options                                       26
  Repurchase of shares                                        (1)
  Payment of cash dividends                  (1,864)      (1,861)     (1,489)
                                             ------      -------      ------
         Net cash provided by (used in)
           financing activities              (3,901)       1,983      (1,859)
                                             ------      -------      ------

Increase (decrease) in cash and cash
  equivalents                                  (448)      (2,126)      1,442
Cash and cash equivalents:
  Beginning of year                           5,944        8,070       6,628
                                             ------      -------      ------
  End of year                               $ 5,496     $  5,944     $ 8,070
                                             ======      =======      ======

Supplemental disclosures of cash flow
information:
  Interest paid                             $   535     $    328     $   163
                                             ======      =======      ======
  Income taxes paid                         $ 2,184     $  1,854     $   764
                                             ======      =======      ======

See accompanying notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Description of Business and Summary of Significant
Accounting Policies

Description of business.  The primary business of Fred's, Inc.
(the "Company") is the sale of general merchandise through 201 retail discount stores located in the southeastern United States.
In addition, the Company sells general merchandise to its franchisees through its wholesale division.

Consolidated financial statements. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal year. The Company utilizes a 52 or 53 week accounting period which ends on the Saturday closest to January 31. The year ended February 3, 1996 included 53 weeks. Fiscal years 1995, 1994 and 1993, as used herein, refer to the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.

Use of estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Inventories. Wholesale inventories are stated at the lower of cost (first-in, first-out) or market. Retail inventories are stated at the lower of cost (first-in, first-out) or market as determined by the retail inventory method.

Depreciation and amortization. Depreciation is computed by use of the straight-line method over the estimated useful lives of buildings, furniture, fixtures and equipment. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease terms. Average useful lives are as follows: buildings and improvements - 8 to 30 years; furniture and fixtures - 5 to 10 years; and equipment - 3 to 10 years. Amortization on equipment under capital leases is computed on a straight-line basis over the terms of the leases.

Selling, general and administrative expenses. The Company includes buying, warehousing and occupancy costs in selling, general and administrative expenses.

Advertising. The Company charges advertising, including production costs, to expense on the first date of the advertising period. Advertising expense for 1995, 1994 and 1993 was $7,625,000, $7,276,000 and $6,821,000, respectively.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, preopening advertising, store supplies and other expendable items.

Goodwill and other intangibles. Goodwill in connection with acquired businesses is being amortized over periods ranging from 5 to 20 years. Goodwill, net of accumulated amortization, totaled $451,000 at February 3, 1996 and $410,000 at January 28, 1995. Other identifiable intangibles associated with acquired pharmacies are being amortized over five years. These intangibles, net of accumulated amortization, totaled $1,331,000 at February 3, 1996 and $885,000 at January 28, 1995. At each balance sheet date, the Company assesses whether there has been an impairment in the value of such goodwill and intangibles by determining whether projected undiscounted future cash flows from operations exceeds its net book value as of the assessment date.

Income taxes. The Company utilizes the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income
Taxes." Deferred income taxes are provided for temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities.

Cash and cash equivalents. Cash on hand and in banks, together with repurchase agreements having original maturities of three months or less, are classified as cash equivalents by the Company.

Net income per share. Net income per share is based on the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares represent dilutive stock options and restricted stock shares, reduced by the number of shares which could be repurchased at the average fair market value during the year with the proceeds of the options and the income tax savings available from recognizing compensation expense as a tax deduction.

NOTE 2 - ACQUISITION

     Effective October 9, 1995, the Company entered into an Asset Purchase Agreement for the purchase of inventory and other selected assets of Southern Wholesale Company for $2.9 million in cash. Assets acquired consisted of inventory aggregating $2.6 million, receivables of $86,000 and fixtures of $160,000. The purchase price paid in excess of the fair value of the tangible assets acquired totaled $80,000 and was recorded as goodwill.

NOTE 3 - INVENTORIES

     The components of inventories are as follows (in thousands):

                                      February 3,   January 28,
                                         1996          1995
- ----------------------------------------------------------------
  Wholesale                            $19,710       $20,715
  Retail                                65,501        61,448
                                        ------        ------
                                       $85,211       $82,163
                                        ======        ======

NOTE 4 - PROPERTY AND EQUIPMENT

     Property and equipment, at cost, consist of the following
(in thousands):

                                      February 3,   January 28,
                                         1996          1995
- ----------------------------------------------------------------
Buildings and improvements             $ 52,946      $ 52,386
Furniture, fixtures and equipment        49,132        43,061
                                        -------       -------
                                        102,078        95,447
Less accumulated depreciation and
  amortization                           54,801        50,321
                                        -------       -------
                                         47,277        45,126
                                          4,404         4,424
                                        -------       -------
                                       $ 51,681     $ 49,550
                                        -------       -------

     Depreciation expense and amortization expense on equipment under capital leases totaled $5,114,000, $4,275,000 and $3,345,000 for 1995, 1994 and 1993, respectively.

NOTE 5 - ACCRUED LIABILITIES

     The components of accrued liabilities are as follows (in thousands):

                                      February 3,   January 28,
                                         1996          1995
- ----------------------------------------------------------------
Payroll and benefits                   $   989       $ 1,121
Sales and use taxes                      1,699         1,154
Insurance                                1,691         1,130
Other                                    2,608         1,625
                                        -------       -------
                                       $ 6,987       $ 5,030
                                        =======       =======

NOTE 6 - INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                   For the Year Ended
                          -------------------------------------
                          February 3,  January 28,  January 29,
                             1996         1995         1994
- ---------------------------------------------------------------
Current
  Federal                  $ 1,653       $ 1,808      $   653
  State                        302           508          627
                            ------        ------       ------
                             1,955         2,316        1,280
Deferred
  Federal                     (150)        2,302        3,910
  State                       (201)          112            5
                            ------        ------       ------
                              (351)        2,414        3,915
                            ------        ------       ------
                           $ 1,604       $ 4,730      $ 5,195
                            ======        ======       ======

     Deferred tax assets (liabilities) comprise the following (in thousands):

                                        February 3,  January 28,
                                           1996         1995
- ----------------------------------------------------------------
Current deferred tax assets:
  Inventory cost capitalization           $ 1,313      $ 1,175
  Accrual for inventory shrinkage             946          811
  Allowance for doubtful accounts             462          341
  Insurance accruals                          575          368
  Other                                       247           78
                                           ------       ------
    Gross current deferred tax assets       3,543        2,773
  Deferred tax asset valuation allowance   (1,125)        (870)
                                           ------       ------
                                            2,418        1,903
Current deferred tax liabilities             (293)        (313)
                                           ------       ------
Net current deferred tax assets           $ 2,125      $ 1,590
                                           ======       ======

Noncurrent deferred tax assets:
  Net operating loss carryforwards        $ 3,840      $ 4,424
  Tax credit carryforwards                    773          773
  Depreciation                                802          867
  Postretirement benefits other than
    pensions                                  429          366
  Other                                       810          665
                                           ------       ------
    Gross noncurrent deferred tax assets    6,654        7,095
  Deferred tax asset valuation allowance   (1,636)      (1,891)
                                           ------       ------
                                            5,018        5,204
Noncurrent deferred tax liabilities           (32)         (34)
                                           ------       ------
Net noncurrent deferred tax assets        $ 4,986      $ 5,170
                                           ======       ======

     The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward periods as described below. The valuation allowance is based upon management's conclusion that certain tax carryforward items will expire unused.

     A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

                                    For the Year Ended
                           -------------------------------------
                           February 3,  January 28,  January 29,
                              1996         1995         1994
- ----------------------------------------------------------------
  Income tax provision at
    statutory rate            35.0%        35.0%        35.0%
  State income taxes, net
    of federal benefit         1.5          3.1          2.8
  Effect of change in tax
    rate on net deferred
    tax assets                                          (1.5)
  Other                         .5         (2.0)        (1.5)
                              ----         ----         ----
                              37.0%        36.1%        34.8%
                              ====         ====         ====

     At February 3, 1996, the Company has certain net operating loss carryforwards which were acquired in reorganizations and certain purchase transactions which are available to reduce income taxes, subject to usage limitations. These carryforwards total approximately $7,100,000 for Federal income tax purposes and expire during the period 1996 through 1999 and $40,900,000 for state income tax purposes of which $14,800,000 expire during the period 2000 through 2008. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized. On the basis of tax returns filed, the Company has various tax credit carryforwards totaling approximately $773,000, which are also subject to usage limitations and expire during the period 1997 through 2000.

NOTE 7 - INDEBTEDNESS

     Indebtedness consists of the following (in thousands):

                                  February 3,  January 28,
                                     1996         1995
- ----------------------------------------------------------
Indebtedness to a bank              $ 2,795      $ 4,284
Indebtedness of ESOP to a bank          143          283
                                     ------       ------
                                      2,938        4,567
Less current portion                  1,660        1,629
                                     ------       ------
                                    $ 1,278      $ 2,938
                                     ======       ======

     On May 15, 1992, the Company and a bank entered into a Revolving Loan and Credit Agreement (the "Agreement"). The Agreement, as amended, provides the Company with an unsecured revolving line of credit commitment of up to $12 million and bears interest at the lesser of 1% below prime rate or a LIBOR-based rate. The term of the Agreement extends to May 1, 1998, and borrowings under the Agreement are subject to a borrowing base, as defined. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity and net income levels. There were no borrowings outstanding under the Agreement at February 3, 1996 and January 28, 1995. The Company is required to pay a commitment fee to the bank at a rate per annum equal to .25% on the unutilized portion of the revolving line commitment over the term of the Agreement.

     In December 1993, the Company entered into a line of credit agreement with a bank for the purpose of financing the purchase of new point-of-sale equipment and a new mainframe computer. The commitment was for up to $4.5 million, and the entire line was drawn during 1994. Repayment terms for individual draws consist of a six-month interest only period followed by a 36-month full payout. At February 3, 1996, the effective rates on all outstanding draws ranged from 5.70% to 7.47% with a weighted average of 6.80%.

     The Company's ESOP also has bank borrowings outstanding which are reflected as indebtedness and a reduction of shareholders' equity. The note requires four annual payments of $143,000 which began on June 30, 1993 and bears interest at the bank's prime rate which was 8.5% at February 3, 1996. The note is secured by shares of the Company's common stock held by the ESOP trust.

     The principal maturities of all long-term debt subsequent to 1996 are $1,278,000 in 1997.

NOTE 8 - LONG-TERM LEASES

     The Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases.

     Total rent expense under operating leases for the respective periods was as follows (in thousands):

       1993                          $ 5,627
       1994                          $ 6,506
       1995                          $ 7,924

     Minimum rental payments under all operating and capital leases as of February 3, 1996 are as follows (in thousands):

                                            Operating    Capital
                                             Leases      Leases
- -----------------------------------------------------------------
       1996                                 $  6,380     $   429
       1997                                    5,432         429
       1998                                    4,116         143
       1999                                    2,425
       2000                                    1,181
       Thereafter                              3,522
                                             -------      ------
       Total minimum lease payments         $ 23,056       1,001
                                             =======
       Imputed interest                                      199
                                                          ------

       Present value of net minimum lease
         payments, including $301
         classified as current portion
         of capital lease obligations                    $   802
                                                          ======

NOTE 9 - SHAREHOLDERS' INTEREST

     The Company has 30 million shares of Class A voting common stock authorized. The Company's authorized capital also consists of 11.5 million shares of Class B nonvoting common stock, of which no shares have been issued. In addition, the Company has authorized 10 million shares of preferred stock, of which no shares have been issued.

NOTE 10 - EMPLOYEE BENEFIT PLANS

     Incentive stock option plan. The Company has two long-term incentive plans under which an aggregate of 500,000 shares may be granted. At February 3, 1996, options for a total of 464,554 shares of Class A common stock had been granted under the incentive stock option portion of the plans, including 2,017 shares for which options have been subsequently exercised and 172,487 shares for which options have been canceled or terminated unexercised. These options expire five years from the date of grant and options outstanding at February 3, 1996 expire in 1997 through 2000.

     A summary of activity in the plans follows:

                                      For the Year Ended
                             -----------------------------------
                             February 3, January 28, January 29,
                                1996        1995        1994
- ----------------------------------------------------------------
Outstanding at beginning
  of year                      292,655     274,455     293,120
                               -------     -------     -------
Options granted
  $14.25 per share                          85,150
  $13.75 per  share                          2,600
  $10.00 per share               1,000
  $ 9.75 per share              70,300       1,600
                               -------     -------     -------
     Total granted              71,300      89,350
                               -------     -------     -------

Options exercised
  $15.25 per share                                          47
  $14.50 per share                                       1,720
                               -------     -------     -------
     Total exercised                                     1,767
                               -------     -------     -------

Options canceled                73,905      71,150      16,898
                               -------     -------     -------
Outstanding at end of year     290,050     292,655     274,455
                               =======     =======     =======
Exercisable at end of year     221,585     197,920     154,695
                               =======     =======     =======

     The options exercisable at February 3, 1996 are exercisable at prices ranging from $9.75 to $15.25 per share.

Restricted stock. During 1995, 28,000 restricted shares were issued under the restricted stock portion of the long-term incentive plan to key employees. Compensation expense related to the shares issued is recognized over the period for which restrictions apply.

Employee stock ownership plan. The Company has a non-contributory employee stock ownership plan for the benefit of qualifying employees who have completed one year of service and attained the age of 18. Benefits are fully vested upon completion of seven years of service. Company contributions are limited by the maximum deduction allowed by the Internal Revenue Code, except that such amount may be exceeded if the contribution is required to enable the plan to make payments on outstanding indebtedness. The Company's contribution expense for the years ended February 3, 1996, January 28, 1995 and January 29, 1994 was $163,000, $168,000 and $173,000, respectively.

     As discussed in Note 7, the ESOP has borrowings outstanding from a bank. Interest expense on the borrowings was $20,000, $25,000 and $30,000 for the years ended February 3, 1996, January
28, 1995 and January 29, 1994, respectively.

Salary reduction profit sharing plan. The Company has a defined contribution profit sharing plan for the benefit of qualifying employees who have completed one year of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of seven years of service. The Company's contributions for the years ended February 3, 1996, January 28, 1995 and January 29, 1994 were $58,000, $58,000 and $52,000, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 58 and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees. The Company's accumulated postretirement benefit obligation is as follows (in thousands):

                                       February 3,  January 28,
                                          1996         1995
- ----------------------------------------------------------------
Retiree benefit obligation               $    12      $   25
Fully eligible active benefit
  obligation                                  83          85
Other active benefit obligation            1,108         867
                                          ------       -----
                                           1,203         977

Unrecognized net loss                        (83)        (22)
                                          ------       -----
                                         $ 1,120      $  955
                                          ======       =====

     The medical care cost trend used in determining this obligation is 10.0%, decreasing annually before leveling at 6.5% in 2003. This trend rate has a significant effect on the amounts reported. To illustrate, increasing the health care cost trend by 1% would increase the accumulated postretirement benefit obligation by $177,000. The discount rates used in calculating the obligation were 8.0% and 8.25% at February 3, 1996 and January 28, 1995, respectively.

     The annual net postretirement cost is as follows (in thousands):

                                      For the Year Ended
                             -----------------------------------
                             February 3, January 28, January 29,
                                1996         1995         1994
- ----------------------------------------------------------------
Service cost                   $ 124        $ 101        $  78
Interest cost on accumulated
  postretirement benefit
  obligation                      92           74           60
                                ----         ----         ----
                               $ 216        $ 175        $ 138
                                ====         ====         ====

     The Company's policy is to fund claims as incurred. Claims paid in 1995, 1994 and 1993 totaled $51,000, $67,000 and $16,000, respectively.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     At February 3, 1996, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

     Commitments. At February 3, 1996, the Company had commitments approximating $2,900,000 on issued letters of credit which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating $2,254,000 utilized as collateral for their risk management programs.

     Concentration of credit risk. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents.

     Litigation. The Company is a party to several pending legal proceedings and claims. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material effect on the results of operations or the financial condition of the Company.

NOTE 13 - SUBSEQUENT EVENT (UNAUDITED)

     On March 1, 1996, the Company signed a letter of intent to acquire all of the outstanding stock of Rose's Stores, Inc. ("Rose's"), a publicly traded retailer that operates 105 stores in the southeastern United States. The acquisition will be accounted for as a purchase, and accordingly, the results of operations of the acquired business will be included in the Company's consolidated financial statements after consummation of the transaction. Pursuant to the proposed merger agreement, the Company will exchange approximately three-tenths of a share of its Class A Common Stock (approximately 2.4 million shares) for each outstanding common share of Rose's. The merger is subject to the execution of a definitive merger agreement, approval by the shareholders of Fred's and Rose's, and certain other conditions. At January 27, 1996, Rose's reported approximately $171 million in total assets and $679 million in total sales for the year then ended.

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                         First    Second     Third    Fourth
(in thousands, except per share data)   Quarter   Quarter   Quarter   Quarter
- ------------------------------------------------------------------------------
Year Ended February 3, 1996

Net sales                               $97,050   $93,295   $95,598   $124,143
Gross profit                             25,538    22,942    24,911     31,027
Net income                                2,255      (427)      121        784
Net income per share(1)                     .24      (.05)      .01        .08
Cash dividends paid per share               .05       .05       .05        .05

Year Ended January 28, 1995

Net sales                               $90,904   $88,108   $91,376   $110,314
Gross profit                             24,223    24,113    24,910     29,465
Net income                                2,779     1,312     1,523      2,759
Net income per share                        .30       .14       .16        .30
Cash dividends paid per share               .05       .05       .05        .05

     (1) Quarterly share amounts are based on average shares outstanding during each quarter and may not add to the total for the year.



REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and
  Shareholders of Fred's, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Fred's, Inc. and its subsidiaries at February 3, 1996 and January 28, 1995, and the results of their operations and their cash flows for the three years in the period ended February 3, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






Memphis, Tennessee
March 8, 1996




CORPORATE INFORMATION


Board of Directors

Michael J. Hayes
Chief Executive Officer and President
Fred's, Inc.

David A. Gardner
Managing Director
Fred's, Inc.
President
Gardner Capital Corporation
(a real estate and venture capital investment firm)

John R. Eisenman
Real Estate Investments
REMAX Island Realty, Inc.
Former President of Sally's, Inc.
(a restaurant chain)
Former commercial real estate developer

Roger T. Knox
Chief Executive Officer and President
Memphis Zoological Society
Former Chairman of the Board and
Chief Executive Officer
Goldsmith's Department Stores
(retailing)

Officers

Michael J. Hayes
Chief Executive Officer and President

David A. Gardner
Managing Director

Michael K. Spear
Executive Vice President--Merchandising

Bruce D. Smith
Executive Vice President and Chief Financial Officer

Victor Saig
Senior Vice President--Store Operations

John A. Casey
Senior Vice President--Pharmacy Operations

Blanchard J. Box
Senior Vice President--Information Systems

Charles S. Vail
Corporate Secretary, Vice President--Legal Services and General Counsel

Corporate Offices
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
901/362-3733

Transfer Agent
Union Planters National Bank
Memphis, Tennessee

Independent Accountants
Price Waterhouse LLP
Memphis, Tennessee

General Counsel
Waring Cox
Memphis, Tennessee

Annual Report on Form 10-K

     A copy of the Company's Annual Report on Form 10-K for the year ended February 3, 1996, as filed with the Securities and Exchange Commission, may be obtained by shareholders of record without charge upon written request to Bruce D. Smith, Executive Vice President and Chief Financial Officer.

Stock Market Information

     The Company's common stock trades on the Nasdaq Stock Market under the symbol FRED (CUSIP No. 356108-10-0). At April 10, 1996, the Company had approximately 4,400 shareholders, including beneficial owners holding shares in nominee or "street" name.

     The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years:

                                               Dividends
                         High        Low       Per Share
- ---------------------------------------------------------
1994
First                  $ 14 3/4     $ 13         $ .05
Second                 $ 14 1/2     $ 11         $ .05
Third                  $ 14 1/4     $ 10 1/2     $ .05
Fourth                 $ 12         $  9         $ .05

1995
First                  $ 10 1/2     $  9         $ .05
Second                 $ 10 1/2     $  9 3/4     $ .05
Third                  $ 10 1/2     $  8         $ .05
Fourth                 $  8         $  7         $ .05