Form 10-K405, Exhibit 13
period 1997-02-01
FREDS INC
filed 1997-05-05
CIK 724571

EXHIBIT 13.1


Selected Financial Data
(dollars in thousands, except per share amounts)


                          1996         1995(1)    1994       1993       1992
                          ----         ----       ----       ----       ----

Statement of Income Data:
Net sales               $418,297     $410,086   $380,702   $347,903   $316,494

Operating income           6,779(2)     4,771     13,563     15,244     14,290

Income before taxes
 and cumulative
 effect of changes
 in accounting methods     6,508        4,337     13,103     14,937     13,101

Provision for income
 taxes                       702        1,604      4,730      5,195      4,909

Income before
 cumulative effect of
 changes in accounting
 methods                   5,806        2,733      8,373      9,742      8,192

Net income                 5,806        2,733      8,373      9,742     25,127

Net income per share:

  Before cumulative
   effect of changes in
   accounting methods        .62          .29        .90       1.05        .92

  Net income                 .62          .29        .90       1.05       2.83


Selected Operating Data:

Operating income as a
 percentage of sales         1.6%(2)      1.2%       3.6%       4.4%       4.5%

Increase in comparable
 store sales(3)              2.2%         1.3%       3.6%       3.6%       5.6%

Stores open at end
 of period                   213          206        184        170        156





Balance Sheet Data
(at period end):

Total assets            $161,148     $158,023   $151,585   $139,064   $127,009

Short-term debt
 (including capital
 leases)                   1,641        1,961      2,037        436        410

Long-term debt
 (including capital
 leases)                     138        1,779      3,740      1,496      1,918

Shareholders' equity     119,579      115,570    114,457    107,803     99,381



(1)  Results of 1995 include 53 weeks
(2)  Includes $3,289 of restructuring and other charges.
(3) A store is first included in the comparable store sales calculation after the end of the twelfth month following the store's grand opening month.






Results of Operations

     The following table provides a comparison of Fred's financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of net sales, and the year-over-year percentage changes for the past two years are shown.

                                                   Change from Prior Year
                                                   ----------------------
                                                       1996      1995
                                                      Versus    Versus
                        1996     1995     1994         1995      1994
                        ----     ----     ____        ------    ------

Net sales              100.0%   100.0%   100.0%         2.0%      7.7%
Cost of goods sold      73.2     74.5     73.0           .1      10.0
                       -----    -----    -----        -----     -----
Gross profit            26.8     25.5     27.0          7.5       1.7
Selling, general
 and administrative
 expenses               24.4     24.3     23.4          2.5      11.8
Restructuring and
 other charges            .8        -        -        100.0         -
                       -----    -----    -----        -----     -----
Operating income         1.6      1.2      3.6         42.1     (64.8)
Interest expense, net      -       .1       .1        (37.6)     20.6
                       -----    -----    -----        -----     -----
Income before taxes      1.6      1.1      3.5         50.1     (66.9)
Income taxes              .2       .4      1.3         56.2     (66.1)
                       -----    -----    -----        -----     -----
Net income               1.4%      .7%     2.2%       112.4%    (67.4)%
                       =====    =====    =====        =====     =====


     Net sales increased 2.0% ($8 million) in 1996. Approximately $11 million of the increase was attributable to the net addition of seven store locations and the acquisition and addition of 11 pharmacies in 1996, together with the sales of 17 stores and 19 pharmacies that were opened in 1995 and not included in the comparable store sales calculation until various points in 1996.
In addition, 1995 included 53 weeks versus 52 weeks in 1996, resulting in a $7 million reduction when compared to 1996 sales. Lastly, wholesale and franchise sales were down $4 million in 1996, while comparable store sales increased 2.2% ($8 million) based on the following components:

     *    Sales in comparable pharmacies increased 10.1%.

     * Comparable store sales in non-pharmaceutical departments experienced a slight increase of 0.5%. A positive performance in the overall hard line categories resulting from several new marketing and everyday low pricing programs implemented in the second half of 1996 were mostly offset by lower apparel sales as a result of sluggish overall consumer spending throughout most of 1996, as well as several underperforming soft line categories.

     Net sales increased 7.7% ($29 million) in 1995. Approximately $18 million of the increase was attributable to the net addition of 17 stores and the acquisition of 19 pharmacies in 1995, together with the sales of 14 stores and 11 pharmacies that were opened in 1994 and not included in the comparable store sales calculation until various points in 1995. In addition, 1995 included 53 weeks versus 52 in 1994, resulting in a $7 million increase in sales, and comparable store sales increased 1.3% ($4 million). Comparable store sales increases were composed of the following components:

     *    Sales in comparable pharmacies increased 12.5%.

     * Comparable store sales in non-pharmaceutical departments experienced a decrease of 1.4% due to lower retail prices resulting from the Company's implementation of an everyday competitive pricing strategy. Also, apparel sales were lower in 1995 as a result of sluggish overall consumer spending in this area beginning in June.

     Fred's gross margin increased in 1996 due primarily to lower markdowns resulting from a reduced dependency on promotional and clearance activities since the Company adopted an everyday low pricing strategy in 1995. Loss prevention programs implemented over the last couple of years also contributed to a lower level of inventory losses compared with 1995, and retail sales, which carry higher gross margins than wholesale sales, increased as a percentage of total sales.

     Fred's gross margin decreased in 1995 due primarily to the implementation of its competitive pricing strategy, combined with a reduction in apparel sales (which carry a higher margin than the Company's average) and higher than normal markdowns associated both with selling apparel and changes made to the merchandise mix.

     Selling, general and administrative expenses, relative to sales, increased slightly in 1996 due to the following:

     * Retail sales, which carry higher expense percentages than wholesale sales, increased as a percentage of total sales in 1996.

     * Pharmacies, which carry higher relative payroll costs than stores, increased as a percentage of total sales in 1996.

     * The full year impact of a more competitive wage program for the Company's distribution center operation implemented in the second half of 1995.

     * Higher payroll expenses resulting from the minimum wage increase in October 1996.

     The above increased expenses were mostly mitigated by the Company's continued focus on cost controls and the elimination of two advertising circulars during 1996.

     Restructuring and other charges for 1996 represent $429,000 related to an unsuccessful merger transaction and $2,860,000 related to the closure of certain underperforming stores and the repositioning of certain merchandise categories.

     Income tax expense decreased in 1996 due to the Company's ability to assure utilization of certain net operating loss carryforwards and tax credits that were originally anticipated to expire unused.

     Selling, general and administrative expenses, as a percentage of sales, increased in 1995 due to the following:

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

     * There were nonrecurring costs associated with the third quarter acquisition of 18 stores and the related steps taken to conform these stores to the Fred's concept.

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

     Cash provided by operations in 1996, 1995 and 1994 totaled $10.0 million, $13.1 million and $4.6 million, respectively.
During those years, cash from operations was used primarily for capital expenditures associated with new and upgraded stores and pharmacies and the enhancement of store point-of-sale cash register systems and capital maintenance; the 1995 acquisition of the inventory and fixed assets of an 18-store chain; repayment of debt; and the payment of cash dividends. In 1994, the Company borrowed $4.5 million to finance the purchase of a portion of the new point-of-sale systems and a new mainframe computer at the corporate information systems center. Such borrowings are being repaid over a 42-month term. The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

Tax Loss Carryforwards

     At February 1, 1997, the Company had certain net operating loss carryforwards which were acquired in reorganizations and certain purchase transactions and are available to reduce income taxes, subject to usage limitations. These carryforwards total approximately $37.5 million for state income tax purposes, which expire during the period 2000 through 2009. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized.

Seasonality

     Fred's business is subject to seasonal influences, but the Company has tended to experience less seasonal fluctuation than many other retailers due to the Company's mix of everyday basic merchandise and pharmaceutical business. The fourth quarter is typically the most profitable quarter because it includes the Christmas selling season. The overall strength of the fourth quarter is mitigated, however, by the inclusion of the month of January, which is generally one of the least profitable months of the year.

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

Impact of Proposed Accounting Standards

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, which is effective for periods ending after December 15, 1997. This statement establishes new standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS, and also requires a dual presentation of basic and diluted EPS on the face of the income statement. This statement requires restatement of all prior-period EPS data presented and early application of the new standard is not allowed. The adoption of SFAS No. 128 is not expected to have a material impact on Fred's, and will be adopted at the earliest time permitted.

Forward-Looking Statements

     Certain statements contained in Management's Discussion and Analysis that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. These risks and uncertainties include, but are not limited to, changes in customer demand, changes in the competitive pricing for products, the impact of competitor store openings and closings, the availability of acceptable store locations, the availability of merchandise, general economic conditions, and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission.





REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
  Shareholders of Fred's, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Fred's, Inc. and its subsidiaries at February 1, 1997 and February 3, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  /s/ Price Waterhouse LLP

Price Waterhouse LLP

Memphis, Tennessee
March 7, 1997






Fred's, Inc.
Consolidated Balance Sheets
(in thousands, except for number of shares)

                                        February 1,  February 3,
                                           1997         1996
                                        -----------  -----------
ASSETS
------
Current assets:
  Cash and cash equivalents              $  8,569     $  5,496
  Receivables, less allowance for
   doubtful accounts of $946
   ($857 at February 3, 1996)               4,493        5,115
  Inventories                              88,505       85,211
  Deferred income taxes                     4,152        2,125
  Other current assets                        895          956
                                          -------      -------
      Total current assets                106,614       98,903

Property and equipment, at
 depreciated cost                          48,379       51,681
Equipment under capital leases,
 less accumulated amortization of
 $923 ($683 at February 3, 1996)              320          560
Deferred income taxes                       3,921        4,986
Other noncurrent assets                     1,914        1,893
                                          -------      -------
                                         $161,148     $158,023
                                          =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
  Accounts payable                       $ 27,862     $ 29,793
  Current portion of indebtedness           1,278        1,660
  Current portion of capital lease
   obligations                                363          301
  Accrued liabilities                       8,935        6,987
  Income taxes payable                      1,648          813
                                          -------      -------
      Total current liabilities            40,086       39,554

Indebtedness                                   -         1,278
Capital lease obligations                     138          501
Other noncurrent liabilities                1,345        1,120
                                          -------      -------
      Total liabilities                    41,569       42,453
                                          -------      -------

Commitments and contingencies
 (Notes 8 and 11)

Shareholders' equity:
  Common stock, Class A voting, no
   par value, 9,328,822 shares
   issued and outstanding (9,335,239
   shares at February 3, 1996)             63,369       63,458
  Retained earnings                        56,364       52,424
  Deferred compensation on restricted
   stock incentive plan                      (154)        (169)
  Loan to ESOP                                 -          (143)
                                          -------      -------
      Total shareholders' equity          119,579      115,570
                                          -------      -------
                                         $161,148     $158,023
                                          =======      =======


  See accompanying notes to consolidated financial statements.






Fred's, Inc.
Consolidated Statements of Income
(in thousands, except per share amounts)


                                    For the Year Ended
                                    ------------------
                           February 1,  February 3,  January 28,
                              1997        1996(1)       1995
                           -----------  -----------  -----------

Net sales                    $418,297     $410,086     $380,702
Cost of goods sold            306,054      305,668      277,991
                              -------      -------      -------
Gross profit                  112,243      104,418      102,711

Selling, general and
 administrative expenses      102,175       99,647       89,148
Restructuring and other
 charges                        3,289           -            -
                              -------      -------      -------
     Operating income           6,779        4,771       13,563
Interest expense, net             271          434          360
Other expenses                     -            -           100
                              -------      -------      -------
     Income before taxes        6,508        4,337       13,103

Income taxes                      702        1,604        4,730
                              -------      -------      -------
     Net income              $  5,806     $  2,733     $  8,373
                              =======      =======      =======

Net income per share         $    .62     $    .29     $    .90
                              =======      =======      =======

Weighted average number of
 common shares and common
 equivalent shares
 outstanding                    9,325        9,322        9,307
                              =======      =======      =======



(1)  Results for the year ended February 3, 1996 include 53 weeks.



  See accompanying notes to consolidated financial statements.








Fred's, Inc.
Consolidated Statements of Changes in Shareholders' Equity
(in thousands, except for number of shares)


                       Common Stock
                     ----------------  Retained    Deferred    Loan to
                     Shares    Amount  Earnings  Compensation    ESOP     Total
                     ------    ------  --------  ------------  -------    -----
  Balance,
   January 29, 1994   9,307,427  $63,186  $45,043    $(---)     $(426)  $107,803

Cash dividends paid
 ($.20 per share)                          (1,861)                        (1,861)
Repurchase of shares        (54)      (1)                                     (1)
Contribution to ESOP
 to reduce loan
 balance                                                          143        143
Net income                                  8,373                          8,373
                      ---------   ------   ------     ----       ----    -------
  Balance,
   January 28, 1995   9,307,373  $63,185   $51,555              $(283)  $114,457

Cash dividends paid
 ($.20 per share)                          (1,864)                        (1,864)
Repurchase of shares       (134)
Issuance of
 restricted stock        28,000      273              (273)
Amortization of
 deferred compensa-
 tion on restricted
 stock incentive plan                                  104                   104
Contribution to ESOP
 to reduce loan
 balance                                                          140        140
Net income                                  2,733                          2,733
                      ---------   ------   ------     ----       ----    -------
  Balance,
   February 3, 1996   9,335,239  $63,458  $52,424    $(169)     $(143)  $115,570

Cash dividends paid
 ($.20 per share)                          (1,866)                        (1,866)
Repurchase of shares        (17)
Cancellation of
 restricted shares,
 net of issuances        (6,500)     (90)                                    (90)
Exercises of stock
 options                    100        1                                       1
Contribution to ESOP
 to reduce loan
 balance                                                          143        143
Amortization of
 deferred compensa-
 tion on restricted
 stock incentive plan                                   15                    15
Net income                                  5,806                          5,806
                      ---------   ------   ------     ----       ----    -------
  Balance,
   February 1, 1997   9,328,822  $63,369  $56,364    $(154)     $  -    $119,579
                      =========   ======   ======     ====       ====    =======



  See accompanying notes to consolidated financial statements.









Fred's, Inc.
Consolidated Statements of Cash Flows
(in thousands)


                                         For the Year Ended
                                         ------------------
                                     Feb. 1,   Feb. 3,  Jan. 28,
                                      1997      1996      1995
                                     -------   -------  --------
Cash flows from operating
 activities:
  Net income                         $ 5,806   $ 2,733   $ 8,373
  Adjustments to reconcile net
   income to net cash flows from
   operating activities:
     Depreciation and amortization     6,149     5,493     4,571
     Provision for uncollectible
      receivables                        261       595       153
     Contribution to ESOP to
      reduce ESOP loan balance           143       140       143
     Deferred income taxes              (962)     (351)    2,414
     Amortization of deferred
      compensation on restricted
      stock incentive plan                15       104        -
     Cancellation of restricted
      stock, net of issuances            (90)       -         -
     Write-down of fixed assets        1,044        -         -
     (Increase) decrease in assets:
       Receivables                       361    (1,591)      (35)
       Inventories                    (3,294)     (427)  (13,069)
       Other current assets               61      (200)      288
       Other noncurrent assets          (549)     (764)     (291)
     Increase (decrease) in
      liabilities:
       Accounts payable               (1,931)    5,469     1,179
       Accrued liabilities             1,948     1,957       233
       Income taxes payable              834      (229)      462
       Other noncurrent liabilities      225       165       148
                                      ------    ------    ------
          Net cash provided by
           operating activities       10,021    13,094     4,569
                                      ------    ------    ------
Cash flows from investing activities:
  Net additions to property,
   equipment and equipment under
   capital leases                     (3,122)   (6,694)   (8,678)
  Acquisition of businesses, net
   of cash                                -     (2,947)       -
                                      ------    ------    ------
          Net cash used in
           investing activities       (3,122)   (9,641)   (8,678)
                                      ------    ------    ------
Cash flows from financing activities:
  Proceeds from borrowings and
   increase in capital lease
   obligations                            -         -      4,500
  Reduction of indebtedness and
   capital lease obligations          (1,961)   (2,037)     (655)
  Proceeds from exercise of options        1        -         -
  Repurchase of shares                    -         -         (1)
  Payment of cash dividends           (1,866)   (1,864)   (1,861)
                                      ------    ------    ------
          Net cash provided by
           (used in) financing
           activities                 (3,826)   (3,901)    1,983
                                      ------    ------    ------
Increase (decrease) in cash and
 cash equivalents                      3,073      (448)   (2,126)
Cash and cash equivalents:
  Beginning of year                    5,496     5,944     8,070
                                      ------    ------    ------
  End of year                        $ 8,569   $ 5,496   $ 5,944
                                      ======    ======    ======

Supplemental disclosures of cash
 flow information:

  Interest paid                      $   276   $   535   $   328
                                      ======    ======    ======

  Income taxes paid                  $   773   $ 2,184   $ 1,854
                                      ======    ======    ======

  See accompanying notes to consolidated financial statements.







Fred's, Inc.
Notes to Consolidated Financial Statements


NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Description of business. The primary business of Fred's, Inc. (the "Company") is the sale of general merchandise through 213 retail discount stores located in the southeastern United States. In addition, the Company sells general merchandise to its franchisees through its wholesale division.

Consolidated financial statements. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal year. The Company utilizes a 52 or 53 week accounting period which ends on the Saturday closest to January 31. The year ended February 3, 1996 included 53 weeks. Fiscal years 1996, 1995 and 1994, as used herein, refer to the years ended February 1, 1997, February 3, 1996 and January 28, 1995, respectively.

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

Advertising. The Company charges advertising, including production costs, to expense on the first day of the advertising period.
Advertising expense for 1996, 1995 and 1994 was $6,400,000,
$7,625,000 and $7,276,000, respectively.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, preopening advertising, store supplies and other expendable items.

Goodwill and other intangibles. Goodwill in connection with acquired businesses is being amortized over periods ranging from 5 to 20 years. Goodwill, net of accumulated amortization, totaled $403,000 at February 1, 1997 and $451,000 at February 3, 1996.
Other identifiable intangibles associated with acquired pharmacies are being amortized over five years. These intangibles, net of accumulated amortization, totaled $1,425,000 at February 1, 1997 and $1,331,000 at February 3, 1996. At each balance sheet date, the Company assesses whether there has been an impairment in the value of such goodwill and intangibles by determining whether projected undiscounted future cash flows from operations exceed net book value as of the assessment date.

Income taxes. Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities.

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

Financial instruments. At February 1, 1997, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument:
(1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities.


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


NOTE 3 - INVENTORIES

The components of inventories are as follows (in thousands):

                          1996        1995
                          ----        ----

     Wholesale          $20,879     $19,710
     Retail              67,626      65,501
                         ------      ------
                        $88,505     $85,211
                         ======      ======


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following (in thousands):

                                             1996       1995
                                             ----       ----

     Buildings and improvements           $ 52,159   $ 52,946
     Furniture, fixtures and equipment      50,875     49,132
                                           -------    -------
                                           103,034    102,078
     Less accumulated depreciation
      and amortization                     (59,079)   (54,801)
                                           -------    -------
                                            43,955     47,277
     Land                                    4,424      4,404
                                           -------    -------
                                          $ 48,379   $ 51,681
                                           =======    =======

Depreciation expense and amortization expense on equipment under capital leases totaled $5,621,000, $5,114,000 and $4,275,000 for
1996, 1995 and 1994, respectively.


NOTE 5 - ACCRUED LIABILITIES

The components of accrued liabilities are as follows (in thousands):

                                1996        1995
                                ----        ----

     Payroll and benefits     $ 1,467     $   989
     Sales and use taxes        1,395       1,699
     Insurance                  2,621       1,691
     Other                      3,452       2,608
                               ------      ------
                              $ 8,935     $ 6,987
                               ======      ======


NOTE 6 - INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                          1996      1995      1994
                          ----      ----      ----

     Current
       Federal           $  894    $1,653    $1,808
       State                770       302       508
                          -----     -----     -----
                          1,664     1,955     2,316

     Deferred
       Federal             (431)     (150)    2,302
       State               (531)     (201)      112
                          -----     -----     -----
                           (962)     (351)    2,414
                          -----     -----     -----
                         $  702    $1,604    $4,730
                          =====     =====     =====

Deferred tax assets (liabilities) comprise the following (in thousands):

                                              1996      1995
                                              ----      ----
Current deferred tax assets:
  Inventory cost capitalization             $ 1,501   $ 1,313
  Accrual for inventory shrinkage             1,415       946
  Allowance for doubtful accounts               579       462
  Insurance accruals                            908       575
  Other                                         373       247
                                             ------    ------
    Gross current deferred tax assets         4,776     3,543
  Deferred tax asset valuation allowance       (311)   (1,125)
                                             ------    ------
                                              4,465     2,418
Current deferred tax liabilities               (313)     (293)
                                             ------    ------
Net current deferred taxes                  $ 4,152   $ 2,125
                                             ======    ======

Noncurrent deferred tax assets:
  Net operating loss carryforwards          $ 1,484   $ 3,840
  Tax credit carryforwards                       -        773
  Depreciation                                  777       802
  Postretirement benefits other than
   pensions                                     511       429
  Restructuring costs                         1,086        -
  Other                                         920       810
                                             ------    ------
    Gross noncurrent deferred tax assets      4,778     6,654
  Deferred tax asset valuation allowance       (826)   (1,636)
                                             ------    ------
                                              3,952     5,018
Noncurrent deferred tax liabilities             (31)      (32)
                                             ------    ------
Net noncurrent deferred taxes               $ 3,921   $ 4,986
                                              ======    ======

The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward periods as described below. The valuation allowance is based upon management's conclusion that certain tax carryforward items will expire unused. The release of valuation allowance of $1,624,000 for the year ended February 1, 1997 resulted from the Company's ability to assure utilization of certain net operating loss carryforwards and tax credits that were originally anticipated to expire unused.

At February 1, 1997, the Company has certain net operating loss carryforwards which were acquired in reorganizations and certain purchase transactions which are available to reduce income taxes, subject to usage limitations. These carryforwards total approximately $37,500,000 for state income tax purposes, which expire during the period 2000 through 2009. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized.

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

                                          1996    1995    1994
                                          ----    ----    ----

Income tax provision at statutory
 rate                                     35.0%   35.0%   35.0%
State income taxes, net of federal
 benefit                                   2.4     1.5     3.1
Release of valuation allowance           (25.0)     -       -
Other                                     (1.6)     .5    (2.0)
                                          ----    ----    ----
                                          10.8%   37.0%   36.1%
                                          ====    ====    ====


NOTE 7 - INDEBTEDNESS

Indebtedness consists of the following (in thousands):

                                    1996        1995
                                    ----        ----

    Indebtedness to a bank        $ 1,278     $ 2,795
    Indebtedness of ESOP               -          143
                                   ------      ------
                                    1,278       2,938
    Less current portion           (1,278)     (1,660)
                                   ------      ------
                                  $    -      $ 1,278
                                   ======      ======

On May 15, 1992, the Company and a bank entered into a Revolving Loan and Credit Agreement (the "Agreement"). The Agreement, as amended, provides the Company with an unsecured revolving line of credit commitment of up to $12 million and bears interest at the lesser of 1% below prime rate or a LIBOR-based rate. The term of the Agreement extends to May 1, 1998, and borrowings under the Agreement are subject to a borrowing base, as defined. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity and net income levels. There were no borrowings outstanding under the Agreement at February 1, 1997 and February 3, 1996. The Company is required to pay a commitment fee to the bank at a rate per annum equal to
 .25% on the unutilized portion of the revolving line commitment over the term of the Agreement.

In December 1993, the Company entered into a line of credit agreement with a bank for the purpose of financing the purchase of new point-of-sale equipment and a new mainframe computer. The commitment was for up to $4.5 million, and the entire line was drawn during 1994. Repayment terms for individual draws consist of a six-month interest only period followed by a 36-month full payout. At February 1, 1997, the effective rates on all outstanding draws ranged from 5.70% to 7.47% with a weighted average of 6.80%.

As of February 3, 1996, the Company's ESOP had bank borrowings outstanding which were reflected as indebtedness and a reduction of shareholder's equity. The remaining balance of this note was repaid in 1996.


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

Total rent expense under operating leases for the respective periods was as follows (in thousands):

               1994         $ 6,506
               1995         $ 7,924
               1996         $ 8,559

Minimum rental payments under all operating and capital leases as of February 1, 1997 are as follows (in thousands):

                                      Operating   Capital
                                       Leases     Leases
                                      ---------   -------

     1997                              $  6,506    $ 429
     1998                                 5,222      143
     1999                                 3,324       -
     2000                                 1,886       -
     2001                                 1,167       -
     Thereafter                           4,152       -
                                        -------     ----

     Total minimum lease payments      $ 22,257      572
                                        =======

     Imputed interest                                (71)
                                                    ----

     Present value of net minimum
      lease payments, including
      $363 classified as current
      portion of capital lease
      obligations                                  $ 501
                                                    ====


NOTE 9 - SHAREHOLDERS' INTEREST

The Company has 30 million shares of Class A voting common stock authorized. The Company's authorized capital also consists of 11.5 million shares of Class B nonvoting common stock, of which no shares have been issued. In addition, the Company has authorized 10 million shares of preferred stock, of which no shares have been issued.


NOTE 10 - EMPLOYEE BENEFIT PLANS

Incentive stock option plan. The Company has a long-term incentive plan under which an aggregate of 935,000 shares may be granted.
These options expire five years from the date of grant. Options outstanding at February 1, 1997 expire in 1997 through 2001.

A summary of activity in the plan follows:

                       1996               1995               1994
                 -----------------  -----------------  -----------------
                          Weighted           Weighted           Weighted
                          Average            Average            Average
                          Exercise           Exercise           Exercise
                 Options   Price    Options   Price    Options   Price
                 -------  --------  -------  --------  -------  --------
Outstanding at
 beginning of
 year            290,050   $13.57   292,655   $14.65   274,455   $14.83

Granted           40,210     7.55    71,300     9.75    89,350    14.16

Canceled         (92,470)   11.80   (73,905)   14.16   (71,150)   14.70

Exercised           (100)    7.38        -        -         -        -
                 -------            -------            -------

Outstanding at
 end of year     237,690    13.25   290,050    13.57   292,655    14.65
                 =======            =======            =======

Exercisable at
 end of year     197,370    14.04   221,585    14.58   197,920    14.69
                 =======            =======            =======


The options exercisable at February 1, 1997 are exercisable at prices ranging from $7.375 to $15.25 per share. The weighted average remaining contractual life of all outstanding options was
1.3 years at February 1, 1997.

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock awards. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996 and 1995 under the plan consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net earnings for 1996 and 1995 would have been reduced by approximately $59,000 and $32,000, respectively. Earnings per share would have been reduced by $.01 and $.00 for 1996 and 1995, respectively. These pro forma results will not be representative of the impact on future years because only grants made in 1996 and 1995 were considered. The weighted average grant-date fair value of options granted during 1996 and 1995 was $1.90 and $2.72, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: dividend yields of 2.7% and 2.0%; average expected volatility of 35.6 and 35.6; risk-free interest rates of 5.0% and 6.7%; and an average expected life of 3 years.

Restricted stock. During 1996, 21,500 restricted shares were issued, and 28,000 shares were canceled under the restricted stock portion of the long-term incentive plan to key employees.
Compensation expense related to the shares issued is recognized over the period for which restrictions apply.

Employee stock ownership plan. The Company has a non-contributory employee stock ownership plan for the benefit of qualifying employees who have completed one year of service and attained the age of 18. Benefits are fully vested upon completion of seven years of service. Company contributions are limited by the maximum deduction allowed by the Internal Revenue Code, except that such amount may be exceeded if the contribution is required to enable the plan to make payments on outstanding indebtedness. The Company's contribution expense for the years ended February 1, 1997, February 3, 1996 and January 28, 1995 was $148,000, $163,000
and $168,000, respectively.

Salary reduction profit sharing plan. The Company has a defined contribution profit sharing plan for the benefit of qualifying employees who have completed one year of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of seven years of service. The Company's contributions for the years ended February 1, 1997, February 3, 1996 and January 28, 1995 were $60,000, $58,000 and
$58,000, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 58 and 65 with certain specified levels of credited service.
Health care coverage options for retirees under the plan are the same as those available to active employees. The Company's accumulated postretirement benefit obligation is as follows (in thousands):

                                        1996       1995
                                        ----       ----
Retiree benefit obligation             $    1     $   12
Fully eligible active benefit
 obligation                                90         83
Other active benefit obligation         1,144      1,108
                                        -----      -----
                                        1,235      1,203

Unrecognized net gain (loss)              110        (83)
                                        -----      -----
                                       $1,345     $1,120
                                        =====      =====

The medical care cost trend used in determining this obligation is 10.0%, decreasing annually before leveling at 6.5% in 2003. This trend rate has a significant effect on the amounts reported. To illustrate, increasing the health care cost trend by 1% would increase the accumulated postretirement benefit obligation by $174,000. The discount rate used in calculating the obligation was 8.0% at February 1, 1997 and February 3, 1996.

The annual net postretirement cost is as follows (in thousands):

                                         1996    1995    1994
                                         ----    ----    ----

     Service cost                       $ 124   $ 124   $ 101
     Interest cost on accumulated
      postretirement benefit
      obligation                           92      92      74
                                         ----    ----    ----
                                        $ 216   $ 216   $ 175
                                         ====    ====    ====

The Company's policy is to fund claims as incurred. Claims paid in 1996, 1995 and 1994 totaled $0, $50,000 and $67,000, respectively.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

Commitments. At February 1, 1997, the Company had commitments approximating $3,900,000 on issued letters of credit which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating $2,647,000 utilized as collateral for their risk management programs.

Concentration of credit risk. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents.

Litigation. The Company is a party to several pending legal proceedings and claims in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material adverse effect on the results of operations or the financial condition of the Company.


NOTE 12 - RESTRUCTURING AND OTHER CHARGES

For the year ended February 1, 1997, the Company recorded certain non-recurring charges of $3,289,000. These charges consist of potential merger-related costs and restructuring charges as discussed below.

During the third quarter of 1996, the Company terminated discussions relative to a pending merger transaction with another company. Non-recurring legal, travel and other expenses resulting from this transaction totaled $429,000 and were expensed upon termination of the potential merger.

During the fourth quarter of 1996, the Company recorded a $2,860,000 accrual for the closure of certain underperforming stores and the repositioning of certain merchandise categories. Specifically, this charge relates to an accrual for closed facility lease obligations ($1,156,000) and the write-off of fixed assets and other store closing costs ($1,044,000). In addition, $660,000 of costs to reposition product lines were incurred.


NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

                            First    Second     Third    Fourth
                           Quarter   Quarter   Quarter   Quarter
                           -------   -------   -------   -------
                          (in thousands, except per share data)

Year Ended February 1, 1997
---------------------------

Net sales                 $101,758   $99,028   $99,283  $118,228
Gross profit                27,782    26,445    28,183    29,833
Net income                   2,052       414     1,261     2,079
Net income per share           .22       .04       .14       .22
Cash dividends paid per
 share                         .05       .05       .05       .05


Year Ended February 3, 1996
---------------------------

Net sales                 $ 97,050   $93,295   $95,598  $124,143
Gross profit                25,538    22,942    24,911    31,027
Net income                   2,255      (427)      121       784
Net income per share(1)        .24      (.05)      .01       .08
Cash dividends paid per
 share                         .05       .05       .05       .05



(1) Quarterly share amounts are based on average shares outstanding during each quarter and may not add to the total for the year.








Stock Market Information

     The Company's common stock trades on the Nasdaq Stock Market under the symbol FRED (CUSIP No. 356108-10-0). At April 25, 1997, the Company had approximately 4,800 shareholders, including beneficial owners holding shares in nominee or "street" name.

     The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years:

                                               Dividends
                        High         Low       Per Share
                        ----         ---       ---------

     1995
     ----
     First            $ 10 1/2      $ 9          $.05
     Second           $ 10 1/2      $ 9 3/4      $.05
     Third            $ 10 1/2      $ 8          $.05
     Fourth           $  8          $ 7          $.05

     1996
     ----
     First            $  8 5/8      $ 6 3/4      $.05
     Second           $ 11 1/4      $ 7 7/8      $.05
     Third            $ 10          $ 8          $.05
     Fourth           $  9 3/8      $ 8 1/8      $.05