Form 10-K405, Exhibit 13
period 1998-01-31
FREDS INC
filed 1998-05-01
CIK 724571

Selected Financial Data
                (dollars in thousands, except per share amounts)



                                         1997        1996      1995(1)      1994        1993
                                         ----        ----      ----         ----        ----

Statement of Income Data:
Net Sales .........................   $492,236    $418,297    $410,086    $380,702    $347,903
Operating income ..................     15,511      6,779(2)     4,771      13,563      15,244
Income before income taxes ........     15,660       6,508       4,337      13,103      14,937
Provision for income taxes ........      5,873         702       1,604       4,730       5,195
Net income ........................      9,787       5,806       2,733       8,373       9,742
Net income per share:
Basic .............................        .84         .50         .23         .72         .84
Diluted ...........................        .83         .50         .23         .72         .84

Selected Operating Data:
Operating income as a percentage of
 sales ............................       3.2%         1.6%(2)    1.2%        3.6%        4.4%
Increase in comparable store sales(3)     8.3%         2.2%       1.3%        3.6%        3.6%
Stores open at end of period ......        261         213         206         184         170

Balance Sheet Data (at period end):
Total assets ......................   $195,407    $161,148    $158,023    $151,585    $139,064
Short-term debt (including
 capital leases) ..................        214       1,641       1,961       2,037         436
Long-term debt (including
 capital leases) ..................      1,368         138       1,779       3,740       1,496
Shareholders' equity ..............    129,359     119,579     115,570     114,457     107,803

------------------

(1)Results for 1995 include 53 weeks.

(2)Includes $3,289 of restructuring and other charges.

(3)A store is first included in the comparable store sales calculation after the end of the twelfth month following the store's grand opening month.

Management's Discussion and Analysis


Results of Operations

The following table provides a comparison of Fred's financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of net sales, and the year-over-year percentage changes for the past two years are shown.


                                                                             Change from Prior Year
                                                                              ----------------------



                                                                                 1997       1996
                                                                                Versus     Versus
                                       1997           1996        1995           1996       1995
                                       ----           ----        ----           ----       ----

Net Sales                             100.0%         100.0%      100.0%           17.7%       2.0%
Cost of goods sold                     72.5           73.2        74.5            16.7         .1
                                      -----          -----       -----            -----       ----
Gross profit                           27.5           26.8        25.5            20.4        7.5
Selling, general and
  administrative expenses              24.3           24.4        24.3            17.0        2.5
Restructuring and other charges         -               .8         -
                                        ---           ----        ----
Operating income                        3.2            1.6         1.2
Interest expense, net                   -               -           .1
                                        ---           ----        ----
Income before taxes                     3.2            1.6         1.1
Income taxes                            1.2             .2          .4
                                        ---            ---         ---
Net income                              2.0%           1.4%         .7%
                                        ====           ====        ====


Fiscal 1997 Compared to Fiscal 1996

Sales

Net sales increased 17.7% ($74 million) for 1997. Approximately $42 million of the increase was attributable to the net addition of 48 store locations and 40 pharmacies during 1997, together with the sales of 13 stores and 9 pharmacies that were opened during 1996. Additionally, wholesale and franchise sales were up $1 million in 1997, while comparable store sales increased 8.3% ($31 million), with strong performances in the pharmacy, stationery, pets, giftware, home furnishings and domestics departments. Average sales per square foot increased to $146 in 1997 from $136 in 1996.

Gross Margin

Gross margin as a percentage of sales was 27.5% in 1997 versus 26.8% in 1996. The increase in percentage was due to higher initial purchase margins resulting from improved sourcing and higher volumes of import and opportunistic purchases, coupled with a higher ratio of softline and pharmacy sales, which generally yield slightly higher margins than hardline sales. Wholesale sales, which carry lower gross margins than retail sales, also decreased as a percentage of total sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of sales improved to 24.3% in 1997 compared to 24.4% in 1996. The improvement in comparable store sales for 1997 contributed to higher leveraging of expenses, and therefore, an improved expense ratio. This leveraging more than offset the adverse impact of October 1996 and September 1997 minimum wage increases, higher incentive compensation accruals and the costs of an additional advertising circular distributed during 1997.

Operating Income

Operating income increased to $15.5 million in 1997 from $6.8 million in 1996. This increase was a direct result of the 17.7% increase in sales experienced during 1997, and the higher gross margin as a percentage of sales discussed above. Operating income for 1996 also included $3.3 million of restructuring and other charges as discussed below.

Net Interest Income

Net interest income of $.1 million was generated in 1997 due to lower average revolver borrowings and the pay-down of the remaining balance of a 1994 term loan.

Income Taxes

The effective income tax rate increased to 37.5% in 1997 from 10.8% in 1996. The 1996 rate included a benefit resulting from the Company's ability to assure utilization of certain net operating loss carryforwards and tax credits that were originally anticipated to expire unused. See Note 6 to the Consolidated Financial Statements.

Fiscal 1996 Compared to Fiscal 1995

Sales

Net sales  increased 2.0% ($8 million) in 1996. An $11 million  increase in net sales was attributable to the net addition of seven store locations and the acquisition and addition of 11 pharmacies in 1996, together with the sales of 17 stores and 19 pharmacies that were opened during 1995. In addition, 1995 included 53 weeks versus 52 weeks in 1996, resulting in a $7 million reduction when compared to 1996 sales. Lastly, wholesale and franchise sales were down $4 million in 1996, while comparable store sales increased 2.2% ($8 million) based upon comparable pharmacy sales increases of 10.1% and comparable store sales increases in non-pharmaceutical departments of 0.5%. A positive performance in the overall hard line categories resulting from several new marketing and everyday low pricing programs implemented in the second half of 1996 were mostly offset by lower apparel sales as a result of sluggish overall consumer spending throughout most of 1996, as well as several underperforming soft line categories.

Gross Margin

Gross margin as a percentage of sales was 26.8% in 1996 versus 25.5% in 1995. The Company's gross margin increased in 1996 due primarily to lower markdowns resulting from a reduced dependency on promotional and clearance activities since the Company adopted an everyday low pricing strategy in 1995. Loss prevention programs implemented over the last couple of years also contributed to a lower level of inventory losses compared with 1995. Additionally, retail sales, which carry higher gross margins than wholesale sales, increased as a percentage of total sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of sales increased to 24.4% in 1996 compared to 24.3% in 1995. This increase was due to the following:

- Retail sales, which carry higher expense percentages than wholesale sales, increased as a percentage of total sales in 1996.
- Pharmacies, which carry higher relative payroll costs than stores, increased as a percentage of total sales in 1996.
- The full year impact of a more competitive wage program for the Company's distribution center operation implemented in the second half of 1995.
- Higher payroll expenses resulting from the minimum wage increase in October 1996.

The above increased expenses were mostly mitigated by the Company's continued focus on cost controls and the elimination of two advertising circulars during 1996.

Restructuring and Other Charges

Restructuring and other charges for 1996 represent $.4 million related to an unsuccessful merger transaction and $2.9 million related to the closure of certain underperforming stores and the repositioning of certain merchandise categories. See Note 13 to the Consolidated Financial Statements.

Income Taxes

The effective income tax rate decreased to 10.8% in 1996 from 37.0% in 1995. The income tax rate decreased in 1996 due to the Company's ability to assure utilization of certain net operating loss carryforwards and the credits that were originally anticipated to expire unused. See Note 6 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Fred's primary sources of working capital are cash flow from operations and borrowings under its current facility. The Company had working capital of $70.7 million and $66.5 million at year end 1997 and 1996, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels net of trade accounts payable and the level of store openings and closings.

The Company has a $12 million revolving credit commitment with a bank that has generally been used to build inventory levels for the Christmas selling season. The Company had no borrowings outstanding on its Revolver as of year ends 1997 and 1996.

Cash provided by operations was $21.3 million in 1997 compared to $10.0 million in 1996. Net cash used in investing activities was $22.3 million in 1997 compared to $3.1 million in 1996. Cash used in investing activities for 1997 included capital expenditures of $9.7 million for expenditures associated with new and upgraded stores and pharmacies and annual capital maintenance, as well as $12.9 million for the acquisition of inventory, fixed assets and pharmacy customer lists of a 17-store chain. Cash used in investing activities for 1996 consisted of $3.1 million of capital expenditures associated with new and upgraded stores and pharmacies and annual capital maintenance.

Net cash used in financing activities was $2.3 million in 1997 compared to $3.8 million in 1996. Financing activity in both years included payments under capital lease obligations related to tractor leases and payments associated with a 1994 42-month term loan, the balance of which was repaid during 1997. Also included in financing activities was the payment of cash dividends, with higher 1997 dividends as a result of the Company's 5 for 4 stock split in December 1997. Financing activity for 1997 included $1.2 million of cash generated from stock option exercises.

The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

Tax Loss Carryforwards

At January 31, 1998, the Company had certain net operating loss carryforwards which were acquired in reorganizations and certain purchase transactions and are available to reduce income taxes, subject to usage limitations. These carryforwards total approximately $23.5 million for state income tax purposes, which expire during the period 2000 through 2009. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized.

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

Year 2000

In fiscal 1997, the Company completed its plan of action and assessment of the impact of the Year 2000 as it relates to its information systems (processing concerns created by the changes in the century and the traditional two-digit year fields embedded in most data processing systems commonly referred to as the "Year 2000" concern).

The Company operates its Merchandising and Inventory Replenishment/Distribution Systems with software that is not Year 2000 compliant. However, the Company has started a rewrite of this software to be Year 2000 compliant. The Company has critically evaluated the time frame for completion of the rewrite and has planned for the system to be operational by the end of 1998. The Company's financial information systems are heavily dependent on date fields and are also in the process of being rewritten. The expected completion date for this system to be Year 2000 compliant is October 1999.

Costs of addressing Year 2000 issues are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods.

The Company depends heavily on its vendors to meet the purchasing requirements dictated by the Company's business needs, and therefore, has explored the impact Year 2000 issues will have on their ability to source products for the Company and process purchase orders with the delivery requirements and terms involving the Year 2000. Each of these vendors has likewise taken measures to address the risks imposed by the Year 2000 and adequately prepare their own processing systems so that their businesses will not be interrupted as a result of this issue. Accordingly, the Company believes there will be no significant interruption of its ability to source its product needs with existing vendors. As an ongoing measure, the Company will continue to address this risk with each new vendor to ensure similar safeguards.

Finally, the Company recognizes the potential impact the Year 2000 issue may have relative to its customers, creditors, and other service providers. The Company has reviewed its exposure to business interruption or substantial loss in these areas and believes no risk of material adverse consequences presently exists or that any risks previously identified will be resolved before the end of fiscal 1999.

Impact of Proposed Accounting Standards

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No.131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 revises the current requirements for reporting business segments by redefining such segments as the way management desegregates the business for purposes of making operating decisions and allocating internal resources. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and although management believes that SFAS No. 131 will not impact the Company's presentation, the Company will adopt SFAS No. 131 in fiscal 1998.

In February 1998, the FASB issued SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits. The statement is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company in fiscal 1998.

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

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Fred's, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Fred's, Inc. and its subsidiaries at January 31, 1998 and February 1, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
Memphis, Tennessee
March 4, 1998

Freds, Inc.
Consolidated Balance Sheets
(in thousands, except for number of shares)
--------------------------------------------------------------------------------



                                                                                     January 31,       February 1,
                                                                                        1998               1997
                                                                                        ----               ----
ASSETS
------
Current assets:
   Cash and cash equivalents                                                      $      5,303      $      8,569
   Receivables, less allowance for doubtful accounts of $766
    ($946 at February 1, 1997)                                                           7,086             4,493
   Inventories                                                                         115,021            88,505
   Deferred income taxes                                                                 5,441             4,152
   Other current assets                                                                  1,005               895
                                                                                         -----            ------
        Total current assets                                                           133,856           106,614

Property and equipment, at depreciated cost                                             53,099            48,379
Equipment under capital leases, less accumulated amortization
 of $218 ($923 at February 1, 1997)                                                      1,352               320
Deferred income taxes                                                                    3,284             3,921
Other noncurrent assets                                                                  3,816             1,914
                                                                                         -----           -------
                                                                                  $    195,407      $    161,148
                                                                                       =======           =======

LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES:
---------------------------------------------------------
   Accounts payable                                                               $     49,438      $     27,862
   Current portion of indebtedness                                                           -             1,278
   Current portion of capital lease obligations                                            214               363
   Accrued liabilities                                                                  11,817             8,935
   Income taxes payable                                                                  1,716             1,648
                                                                                         -----            ------
        Total current liabilities                                                       63,185            40,086

Capital lease obligations                                                                1,368               138
Other noncurrent liabilities                                                             1,495             1,345
                                                                                         -----             -----
        Total liabilities                                                               66,048            41,569
                                                                                        ------            ------

Commitments and contingencies (Notes 7 and 12)

Shareholders' equity:
   Common stock,  Class A voting common, no par value,  11,866,789 shares issued
    and outstanding (9,328,822 shares at February 1, 1997)                              65,700            63,369
   Retained earnings                                                                    64,147            56,364
   Deferred compensation on restricted stock incentive plan                               (488)             (154)
                                                                                       --------          --------
           Total shareholders' equity                                                  129,359           119,579
                                                                                       --------          --------
                                                                                  $    195,407      $    161,148
                                                                                       =======           ========


          See accompanying notes to consolidated financial statements.

Freds, Inc.
Consolidated Statements of Income
(in thousands, except per share amounts)
--------------------------------------------------------------------------------



                                                                               For the Year Ended
                                                                               ------------------
                                                                   January 31,       February 1,       February 3,
                                                                      1998               1997              1996(1)
                                                                      ----               ----              -------

Net sales                                                       $    492,236      $    418,297      $    410,086
Cost of goods sold                                                   357,135           306,054           305,668
                                                                     -------           -------           -------
        Gross profit                                            $    135,101           112,243           104,418

Selling, general and administrative expenses                         119,590           102,175            99,647
Restructuring and other charges                                            -             3,289                  -
                                                                      ------           -------            -------
        Operating income                                              15,511             6,779             4,771

Interest expense (income), net                                          (149)              271               434
                                                                      ------             -----             ------
        Income before taxes                                           15,660             6,508             4,337

Income taxes                                                           5,873               702             1,604
                                                                       -----              ----             -----
        Net income                                              $      9,787      $      5,806      $      2,733
                                                                      ======             =====             =====

Net income per share

   Basic                                                        $        .84      $         .50     $        .23
                                                                         ===                ===              ===
   Diluted                                                      $        .83      $          .50    $        .23
                                                                         ===                ===              ===
Weighted average shares outstanding

   Basic                                                              11,670             11,634           11,634
                                                                      ======             ======           ======
   Diluted                                                            11,863             11,657           11,653
                                                                      ======             ======           ======

(1) Results for the year ended February 3, 1996 include 53 weeks.


          See accompanying notes to consolidated financial statements.

Fred's, Inc.
Consolidated Statements of Changes in Shareholders' Equity
(in thousands, except for number of shares)



                                       Common Stock
                                       ------------              Retained         Deferred          Loan to
                                  Shares            Amount       Earnings       Compensation         ESOP       Total
                                  ------            ------       --------       ------------         ----       -----

Balance, January 28, 1995        9,307,373          63,185    $    51,555          $             $   (283)   $  114,457
Cash dividends paid
 ($.16 per share)                                                  (1,864)                                      (1,864)
Repurchase of shares                  (134)
Issuance of restricted stock        28,000             273                          (273)
Amortization of deferred
 compensation on restricted
 stock incentive plan                                                                104                           104
Contribution to ESOP
 to reduce loan balance                                                                               140          140
Net income                                                          2,733                                        2,733
                                 ---------          ------         ------            ---            -----        -----
   Balance, February 3, 1996     9,335,239     $    63,458    $    52,424    $      (169)        $  (143)   $  115,570

Cash dividends paid
 ($.16 per share)                                                  (1,866)                                      (1,866)
Repurchase of shares                   (17)
Cancellation of restricted
 shares, net of issuances           (6,500)            (90)                                                        (90)
Exercises of stock options             100               1                                                           1
Contribution to ESOP
 to reduce loan balance                                                                              143           143
Amortization of deferred
 compensation on restricted
 stock incentive plan                                                                 15                            15
Net income                                                          5,806                                        5,806
                                 ---------          ------         ------           -----           ----       -------
   Balance, February 1, 1997     9,328,822     $    63,369    $    56,364    $      (154)    $        -     $  119,579

Cash dividends paid
 ($.17 per share)                                                  (1,999)                                      (1,999)
Repurchase of shares                   (80)
Issuance of restricted
 stock                              56,491             507                          (507)
Exercises of stock options          97,557           1,211                                                       1,211
Other issuances                     18,046             300                                                         300
Amortization of deferred
 compensation on restricted
 stock incentive plan                                                                173                           173
Tax benefit on exercise
  of stock options                                     313                                                         313
Five-for-four stock split        2,365,953                             (5)                                          (5)
Net income                                                          9,787                                        9,787
                                ----------          ------         ------           -----         -----         ------
   Balance, January 31, 1998    11,866,789     $    65,700    $    64,147    $      (488)    $      -       $  129,359
                                ==========          ======         ======           =====         =====        =======



     See  accompanying  notes  to  consolidated  financial statements.

Fred's, Inc.
Consolidated Statements of Cash Flows
(in thousands)
--------------------------------------------------------------------------------


                                                                               For the Year Ended
                                                                               ------------------
                                                                   January 31,      February 1,      February 3,
                                                                   -----------      -----------      -----------
                                                                       1998            1997             1996
Cash flows from operating activities:
   Net income                                                     $      9,787     $      5,806     $      2,733
   Adjustments to reconcile net income to net cash
    flows from operating activities:
      Depreciation and amortization                                      7,112            6,149            5,493
      Provision for uncollectible receivables                              589              261              595
      Contribution to ESOP to reduce ESOP loan balance                     -                143              140
      Deferred income taxes                                               (652)            (962)            (351)
      Amortization of deferred compensation on
       restricted stock incentive plan                                     173               15              104
      Cancellation of restricted stock                                     -                (90)              -
      Write-down of fixed assets                                           -               1,044              -
      Gain on sale of fixed assets                                        (114)               -               -
      (Increase) decrease in assets:
        Receivables                                                     (3,182)             361           (1,591)
        Inventories                                                    (16,852)          (3,294)            (427)
        Other assets                                                    (1,099)            (488)            (964)
      Increase (decrease) in liabilities:
        Accounts payable and accrued liabilities                        25,137               17            7,426
        Income taxes payable                                               381              834             (229)
        Other noncurrent liabilities                                         1              225              165
                                                                       -------           ------            ------
           Net cash provided by operating activities                    21,281           10,021           13,094
                                                                       -------           ------           -------
Cash flows from investing activities:
   Capital expenditures                                                 (9,696)          (3,122)          (6,694)
   Proceeds from dispositions of property and equipment                    279              -                 -
   Acquisition, net of cash acquired                                   (12,850)             -             (2,947)
                                                                       --------           ------          -------
           Net cash used in investing activities                       (22,267)          (3,122)          (9,641)
                                                                       --------           ------          -------
Cash flows from financing activities:
   Reduction of indebtedness and capital lease obligations              (1,487)          (1,961)          (2,037)
   Proceeds from exercise of options                                     1,211                1               -
   Payment of cash for dividends and fractional shares                  (2,004)          (1,866)          (1,864)
                                                                        -------          -------          -------
           Net cash used in financing activities                        (2,280)          (3,826)          (3,901)
                                                                        -------          -------          -------
Increase (decrease) in cash and cash equivalents                        (3,266)           3,073             (448)
Cash and cash equivalents:
   Beginning of year                                                     8,569            5,496            5,944
                                                                         -----            -----            -----
   End of year                                                       $   5,303      $     8,569        $   5,496
                                                                         ======           =====            =====

Supplemental disclosures of cash flow information:
   Interest paid                                                     $    346       $       276        $     535
                                                                          ===               ===              ===
   Income taxes paid                                                 $  6,154       $       773        $    2,184
                                                                        =====               ===             =====

Non cash investing and financing activities:
   Assets acquired through capital lease obligations                 $  1,290       $       -          $       -
                                                                        =====              ====             =====
   Tax benefit upon exercise of stock options                        $    313       $       -          $       -
                                                                        =====              ====             =====
   Common stock issued for acquisition                               $    300       $       -          $       -
                                                                        =====              ====             =====


          See accompanying notes to consolidated financial statements.



Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Description of business. The primary business of Fred's, Inc. (the "Company") is the sale of general merchandise through 261 retail discount stores located in the southeastern United States. In addition, the Company sells general merchandise to its franchisees through its wholesale division.

Consolidated financial statements. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal year. The Company utilizes a 52 - 53 week accounting period which ends on the Saturday closest to January 31. The year ended February 3, 1996 included 53 weeks. Fiscal years 1997, 1996 and 1995, as used herein, refer to the years ended January 31, 1998, February 1, 1997 and February 3, 1996, respectively.

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

Advertising. The Company charges advertising, including production costs, to expense on the first day of the advertising period. Advertising expense for 1997, 1996 and 1995 was $7,383,000, $6,400,000 and $7,625,000, respectively.

Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, preopening advertising, store supplies and other expendable items.

Franchise fees. The Company markets goods and services to 31 franchised stores. Franchise revenues are recognized upon sale of merchandise to those stores based on a percentage of their purchases from the Company's warehouse. Total franchise income for 1997, 1996 and 1995 was $1,967,000 $1,931,000 and
$2,155,000, respectively.

Goodwill and other intangibles. Goodwill in connection with acquired businesses is being amortized over periods ranging from 5 to 20 years. Goodwill, net of accumulated amortization, totaled $355,000 at January 31, 1998 and $403,000 at February 1, 1997. Other identifiable intangibles associated with acquired pharmacies are being amortized over five years. These intangibles, net of accumulated amortization, totaled $3,387,000 at January 31, 1998 and $1,425,000 at February 1, 1997. Amortization expense for 1997, 1996 and 1995 was $739,000, $528,000 and $369,000, respectively. At each balance sheet date, the Company assesses whether there has been an impairment in the value of such goodwill and intangibles by determining whether projected undiscounted future cash flows from operations exceed its net book value as of the assessment date.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments having original maturities of three months or less, are classified as cash equivalents.

Financial instruments. At January 31, 1998, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and
(2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities.


NOTE 2 - ACQUISITION

Effective  October 9, 1995,  the  Company  entered  into an Asset  Purchase
Agreement for the purchase of inventory and other selected assets of Southern Wholesale Company for $2.9 million in cash. Assets acquired consisted of inventory aggregating $2.6 million, receivables of $86,000 and fixtures of $160,000. The purchase price paid in excess of the fair value of the assets acquired ($80,000) and was recorded as goodwill.

Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Effective October 10, 1997, the Company executed an Asset Purchase Agreement for the purchase of inventory and other selected assets of CVS Revco D.S., Inc. for $12.85 million in cash. Tangible assets acquired consisted of inventory of $9.7 million and fixed assets of $2.0 million. The remaining purchase price was allocated to the identifiable intangible assets acquired.


NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following (in thousands):

                                                             1997           1996
                                                             ----           ----

Buildings and improvements                             $     55,553   $   52,159
Furniture, fixtures and equipment                            56,794       50,875
                                                             ------       ------
                                                            112,347      103,034
Less accumulated depreciation and amortization              (63,550)    (59,079)
                                                            -------     --------
                                                             48,797       43,955
Land                                                          4,302        4,424
                                                             ------       ------
                                                       $     53,099       48,379
                                                             ======       ======
Depreciation  expense  totaled  $6,115,000,  $5,381,000 and $4,863,000 for 1997,
1996 and 1995, respectively.


NOTE 4 - ACCRUED LIABILITIES

The components of accrued liabilities are as follows (in thousands):

                                                 1997               1996
                                                 ----               ----

Payroll and benefits                        $    3,414        $    1,467
Sales and use taxes                              1,727             1,395
Insurance                                        3,746             2,621
Other                                            2,930             3,452
                                                 -----             -----
                                            $   11,817        $    8,935
                                                ======             =====

Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


NOTE 5 - INDEBTEDNESS

On May 15, 1992, the Company and a bank entered into a Revolving Loan and Credit Agreement (the "Agreement"). The Agreement, as amended, provides the Company with an unsecured revolving line of credit commitment of up to $12 million and bears interest at the lesser of 1% below prime rate or a LIBOR-based rate. The term of the Agreement extends to May 1, 1998, and borrowings under the Agreement are subject to a borrowing base, as defined. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity and net income levels. There were no borrowings outstanding under the Agreement at January 31, 1998 and February 1, 1997. The Company is required to pay a commitment fee to the bank at a rate per annum equal to .25% on the unutilized portion of the revolving line commitment over the term of the Agreement.

In December 1993, the Company entered into a line of credit agreement with a bank for the purpose of financing the purchase of new point-of-sale equipment and a new mainframe computer. At February 1, 1997, $1,278,000 was outstanding under this line which was repaid in 1997. During the period outstanding in 1997, the weighted average interest rate was 7.5%.


NOTE 6 - INCOME TAXES

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. The provision for income taxes consists of the following (in thousands):

                                      1997              1996              1995
                                      ----              ----              ----
Current
   Federal                        $    6,225       $      894         $   1,653
   State                                 300              770               302
                                       -----              ---             -----
                                       6,525            1,664             1,955
                                       -----            -----             -----
Deferred
   Federal                              (840)            (431)             (150)
   State                                 188             (531)             (201)
                                        -----           ------            ------
                                        (652)            (962)             (351)
                                        -----           ------            ------
                                  $    5,873       $      702         $   1,604
                                       =====            ======            =====

Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Deferred tax assets (liabilities) comprise the following (in thousands):

                                                              1997       1996
                                                              ----       ----
Current deferred tax assets:
   Inventory cost capitalization                        $    1,825   $    1,501
   Accrual for inventory shrinkage                           1,481        1,415
   Allowance for doubtful accounts                             431          579
   Insurance accruals                                        1,262          908
   Other                                                     1,181          373
                                                             -----         ----
      Gross current deferred tax assets                      6,180        4,776
   Deferred tax asset valuation allowance                     (385)        (311)
                                                             ------        -----
                                                             5,795        4,465
Current deferred tax liabilities                              (354)        (313)
                                                             ------       ------
                Net current deferred tax asset          $    5,441    $    4,152
                                                             ======        =====


                                                              1997         1996
                                                              ----         ----
Noncurrent deferred tax assets:
   Net operating loss carryforwards                     $      930    $   1,484
   Depreciation                                                873          777
   Postretirement benefits other than pensions                 567          511
   Restructuring costs                                         391        1,086
   Other                                                     1,099          920
                                                             -----        -----
      Gross noncurrent deferred tax assets                   3,860        4,778
   Deferred tax asset valuation allowance                     (546)        (826)
                                                             ------       ------
                                                             3,314        3,952
Noncurrent deferred tax liabilities                            (30)         (31)
                                                             ------       ------
                Net noncurrent deferred tax asset        $   3,284    $   3,921
                                                             =====        ======


The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward periods as described below. The valuation allowance is based upon management's conclusion that certain tax carryforward items will expire unused. The release of valuation allowance of $206,000 and $1,624,000 for the years ended January 31, 1998 and February 1, 1997, respectively, resulted from the Company's ability to assure utilization of certain state net operating loss carryforwards and tax credits that were originally anticipated to expire unused.


At January 31, 1998, the Company has certain net operating loss carryforwards which were acquired in reorganizations and certain purchase transactions which are available to reduce income taxes, subject to usage limitations. These carryforwards total approximately

Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


$23,547,000 for state income tax purposes, which expire during the period 2000 through 2009. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized.

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

                                               1997       1996       1995
                                               ----       ----       ----

Income tax provision at statutory rate           35.0%      35.0%      35.0%
State income taxes, net of federal benefit        3.4        2.4        2.0
Release of valuation allowance                   (1.3)     (25.0)        --
Other                                              .4       (1.6)        --
                                                 -----      -----      -----
                                                 37.5%      10.8%      37.0%
                                                 =====      =====      =====
NOTE 7 - LONG-TERM LEASES

The Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases. Total rent expense under operating leases was $10,239,000, $8,559,000 and $7,924,000, for 1997, 1996 and 1995, respectively. Amortization expense on assets under capital lease for 1997, 1996 and 1995 was $258,000, $240,000 and $262,000, respectively.

Minimum rental payments under all operating and capital leases as of January 31, 1998 are as follows (in thousands):
                                                     Operating        Capital
                                                      Leases          Leases
                                                      ------          ------
1998                                            $     9,246      $      453
1999                                                  7,319             453
2000                                                  5,352             453
2001                                                  3,838             453
2002                                                  2,630             453
Thereafter                                            7,944             113
                                                      -----           -----
Total minimum lease payments                    $    36,329           2,378
                                                     ======

Imputed interest                                                       (796)
                                                                       -----

Present value of net minimum lease payments, including
$214 classified as current portion of capital lease obligations   $    1,582
                                                                       =====

Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


NOTE 8 - SHAREHOLDERS' INTEREST

The Company has 30 million shares of Class A voting common stock authorized. The Company's authorized capital also consists of 11.5 million shares of Class B nonvoting common stock, of which no shares have been issued. In addition, the Company has authorized 10 million shares of preferred stock, of which no shares have been issued.


NOTE 9 - STOCK SPLIT

On November 20, 1997, the board of directors approved a five-for-four stock split to be effective on December 19, 1997 for shareholders of record on December 5, 1997. The split resulted in the issuance of 2,365,953 shares of common stock. All per share data included herein have been restated to reflect the stock split.


NOTE 10 - EMPLOYEE BENEFIT PLANS

Incentive stock option plan. The Company has a long-term incentive plan under which an aggregate of 935,000 (1,168,750 after stock split) shares may be granted. These options expire five years from the date of grant. Options outstanding at January 31, 1998 expire in 1998 through 2002.

A summary of activity in the plan, as adjusted for the 1997 stock split, follows:


                                          1997                           1996                            1995
                           ------------------------        ----------------------        ------------------------

                                           Weighted                      Weighted                        Weighted
                                            Average                       Average                         Average
                                           Exercise                      Exercise                        Exercise
                           Options           Price         Options          Price         Options          Price
                           -------         --------        -------       --------         -------          -----

Outstanding at
 beginning of year          297,113       $   10.60        362,562        $ 10.86         365,818        $  11.72

Granted                     364,355            8.61         50,262           6.04          89,125            7.80
Canceled                    (16,353)           9.81       (115,588)          9.44         (92,381)          11.33

Expired                    (120,778)          14.45              -              -               -               -

Exercised                  (113,039)          10.65           (123)          5.90               -               -
                            --------                        -------                        -------

Outstanding at
  end of year               411,298       $    8.55        297,113        $ 10.60         362,562        $  10.86
                            =======           =====        ========         =====         ========          =====

Exercisable at
 end of year                 90,115       $   10.70        246,712        $ 11.23         276,981           11.66
                            =======           =====        =======          =====         =======        $  =====

Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


The options exercisable at January 31, 1998 are exercisable at prices ranging from $5.90 to $17.90 per share. The weighted average remaining contractual life of all outstanding options was 3.9 years at January 31, 1998.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's operating results for 1997, 1996 and 1995 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                  1997     1996         1995
                                                  ----     ----         ----
     Net income
         As reported                        $    9,787   $ 5,806     $  2,733
         Pro forma                          $    9,492   $ 5,747     $  2,701

     Basic earnings per share
         As reported                        $      .84   $   .50     $    .23
         Pro forma                          $      .81   $   .49     $    .23

     Diluted earnings per share
         As reported                        $      .83   $   .50     $    .23
         Pro forma                          $      .80   $   .49     $    .23

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions using grants in 1997, 1996 and 1995, respectively:

                                                  1997      1996         1995
                                                  ----      ----         ----
     Average expected life (years)                 3.0       3.0          3.0
     Average expected volatility                  37.6%     35.6%        35.6%
     Risk-free interest rates                      6.0%      5.0%         6.7%
     Dividend yield                                2.4%      2.7%         2.0%

The weighted average grant-date fair value of options granted during 1997, 1996 and 1995 was $2.40, $1.90 and $2.72, respectively.

Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Restricted Stock. During 1996 and 1997, 21,500 and 56,491 restricted shares were issued, respectively. Compensation expense related to the shares issued is recognized over the period for which restrictions apply.

Employee stock ownership plan. The Company has a non-contributory employee stock ownership plan for the benefit of qualifying employees who have completed one year of service and attained the age of 18. Benefits are fully vested upon completion of seven years of service. Company contributions for 1996 and 1995 represent the amount required to enable the plan to make payments on outstanding indebtedness and totaled $148,000 and $163,000, respectively.

Salary   reduction   profit   sharing  plan.  The  Company  has  a  defined
contribution profit sharing plan for the benefit of qualifying employees who have completed one year of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of seven years of service. The Company's contributions for the years ended January 31, 1998, February 1, 1997 and February 3,1996 were $65,000, $60,000 and $58,000, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 58 and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees. The Company's accumulated postretirement benefit obligation is as follows (in thousands):

                                                       1997              1996
                                                       ----              ----

Retiree benefit obligation                       $      180       $        1
Fully eligible active benefit obligation                 38               90
Other active benefit obligation                         914            1,144
                                                       ----            -----
                                                      1,132            1,235

Unrecognized net gain (loss)                            363              110
                                                        ---              ---
                                                 $    1,495       $    1,345
                                                      =====            =====

The medical care cost trend used in determining this obligation is 10.0% effective February 1, 1997, decreasing annually before leveling at 6.5% in 2003. This trend rate has a significant effect on the amounts reported. To illustrate, increasing the health care cost trend by 1% would increase the accumulated postretirement benefit obligation by $180,000. The discount rate used in calculating the obligation was 7.5% at January 31, 1998 and February 1, 1997.

Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


The annual net postretirement cost is as follows (in thousands):

                                                        1997            1996
                                                        ----            ----
Service cost                                     $       97       $      124
Interest cost on accumulated
 postretirement benefit obligation                       83               92
Amortization of net gain                                (19)               -
                                                        ----            ----
                                                 $      161       $      216
                                                        ====            ====

The Company's policy is to fund claims as incurred. Claims paid in 1997, 1996 and 1995 totaled $18,000, $0 and $50,000, respectively.


NOTE 11 - NET INCOME PER SHARE

Net income per share is calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock are considered continently issuable stock and is excluded from the computation of basic earnings per share.

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

                                                       Year Ended
                                ----------------------------------------------------------------------------------
                                     January 31, 1998               February 1, 1997          February 3,1996
                                     ----------------               ----------------          ---------------
                                                  Per-Share                  Per-Share                   Per-Share
                                Income   Shares    Amount  Income   Shares     Amount   Income   Shares   Amount
                                ------   ------    ------  ------   ------     ------   ------   ------  ---------

Basic EPS
Income available to
  common stockholders         $  9,787    11,670  $ 0.84   $ 5,806   11,634   $  0.50  $ 2,733    11,634    $   0.23

Effect of Dilutive Securities
Restricted stock                              42                         23                           19
Stock options                                151

Diluted EPS
Income available to
  common stockholders
                               -------    ------  ------    -------  ------   -------  -------    ------        ----
  plus assumed conversions     $ 9,787    11,863   $0.83    $ 5,806  11,657   $  0.50  $ 2,733    11,653    $   0.23
                               =======    ======  ======    =======  ======   =======  =======    ======        ====


Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


NOTE 12 - COMMITMENTS AND CONTINGENCIES

Commitments. At January 31, 1998, the Company had commitments approximating $5,580,000 on issued letters of credit which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit
aggregating   $2,308,000  utilized  as  collateral  for  their  risk  management programs.

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


NOTE 13 - OTHER EXPENSES

For  the  year  ended  February   1,1997,   the  Company  recorded  certain
non-recurring expenses of $3,289,000. These expenses consist of potential merger-related costs and restructuring charges as discussed below.

During the third quarter of 1996, the Company terminated discussions relative to a pending merger transaction with another company. Non-recurring legal, travel and other expenses resulting from this transaction totaled $429,000 and were expensed upon termination of the potential merger.

During the fourth quarter of 1996, the Company recorded a $2,860,000 accrual for the closure of certain underperforming stores and the repositioning of certain merchandise categories. This charge relates to an accrual for closed facility lease obligations ($1,156,000) and the write-off of fixed assets and other store closing costs ($1,044,000). In addition, $660,000 of costs to eliminate certain product lines were incurred.

At January 31, 1998, the balance in the restructuring reserve was $1,029,000. The 1995 activity in this reserve is as follows:

                               Balance                            Balance
                              February 1,                        January 31,
                                 1997             Utilization      1998
                              ----------          -----------    -----------
Repositioning of certain
  merchandise inventory       $    660        $      660         $     -
Lease obligations                1,156               490              666
Write-off of fixed assets        1,044               681              363
                                 -----               ---              ---
                              $  2,860        $    1,831         $  1,029
                                 =====             =====            =====

Fred's, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                         First         Second           Third           Fourth
                                                        Quarter        Quarter         Quarter          Quarter
                                                        -------        -------         -------          -------
                                                                   (in thousands, except per share data)

Year Ended January 31, 1998(1)
---------------------------

Net sales                                         $    112,668    $    110,196     $    114,021    $    155,351
Gross profit                                            31,074          30,179           33,362          40,486
Net income                                               2,680           1,251            2,368           3,488

Net income per share
   Basic                                                   .23             .11              .20             .30
   Diluted                                                 .23             .11              .20             .29

Cash dividends paid per share                              .04             .04              .04             .05

Year Ended February 1, 1997 (1)
-------------------------------
Net sales                                         $    101,758    $     99,028     $     99,283    $    118,228
Gross profit                                            27,782          26,445           28,183          29,833
Net income                                               2,052             414            1,261           2,079

Net income per share
   Basic                                                   .17             .04              .11             .18
   Diluted                                                 .17             .04              .11             .18

Cash dividends paid per share                              .04             .04              .04             .04


(1)    Per share data adjusted for stock split (Note 9)

Stock Market Information

The  Company's  common  stock  trades on the Nasdaq  Stock Market under the
symbol  FRED  (CUSIP  No.  356108-10-0).   At  May  1,  1998,  the  Company  had
approximately 4,900 shareholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years (all information reflects the effect of a five-for-four stock split distributed in December 1997):


                                      Dividends
                 High         Low     Per Share
                 ----         ---     ---------
1996
First           $  6 9/10   $  53/8     $.04
Second          $  9        $  61/3     $.04
Third           $  8        $  61/3     $.04
Fourth          $  7 1/2    $  6 1/2    $.04

1997
First           $  81/8     $  7        $.04
Second          $ 14        $  72/3     $.04
Third           $ 191/3     $ 132/3     $.04
Fourth          $ 23 1/2    $ 16        $.05